ANNUAL INFORMATION FORM
FOR HYDRO ONE LIMITED
FOR THE YEAR ENDED DECEMBER 31, 2022

February 14, 2023

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GLOSSARY

When used in this annual information form, the following terms have the meanings set forth below unless expressly indicated otherwise:
“$” or “dollar” means Canadian dollars, unless otherwise indicated.
“1.41% Notes” has the meaning given to it under “General Development of the Business – Chronological Development of the Business – 2020 – 2020 Notes Offering and Series 1 Preferred Share Redemption”.
“2017 Long-Term Energy Plan” has the meaning given to it under “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – Ontario 2017 Long-Term Energy Plan”.
“2020 Notes Offering” has the meaning given to it under “General Development of the Business – Chronological Development of the Business – 2020 – 2020 Notes Offering and Series 1 Preferred Share Redemption”.
“2020 Ontario Budget” has the meaning given to it under “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – 2020 Ontario Budget”.
“ACI” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – Ontario Energy Board”.
“Agency Agreement” has the meaning given to it under “Material Contracts”.
“Agents” has the meaning given to it under “Material Contracts”.
“Annual MD&A” means the management’s discussion and analysis for Hydro One Limited for the years ended December 31, 2022 and 2021 filed on SEDAR under Hydro One Limited’s profile at www.sedar.com.
“Auditor General Act” means the Auditor General Act, RSO 1990, c A-35.
“Board” means the Board of Directors of Hydro One Limited.
“Building Broadband Faster Act” means the Building Broadband Faster Act, 2021, S.O. 2021, c. 2, Schedule 1.
“Canadian Energy Regulator Act” means the Canadian Energy Regulator Act, SC 2019, c 28, s 10.
“CCAA” means the Companies’ Creditors Arrangement Act, RSC 1985, c C-36.
“CDM” means conservation and demand management.
“CEO” means Chief Executive Officer.
“CFO” means Chief Financial Officer.
“common shares” means the common shares in the capital of Hydro One Limited.
“control person” has the meaning given to it under applicable Canadian securities laws.
“CSO” has the meaning given to it under “Business of Hydro One – Employees”.
“Custom IR Method” has the meaning given to it under “Business of Hydro One – Transmission Business

Segment – Regulation – Transmission Rate Setting”.
“CUSW” has the meaning given to it under “Business of Hydro One – Employees”.
“DBRS” has the meaning given to it under “Credit Ratings”.
“DERs” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – Ontario Energy Board”.
“Dividend Reinvestment Plan” has the meaning given to it under “Dividends – Dividend Reinvestment Plan”.
“DMS” has the meaning given to it under “Business of Hydro One – Distribution Business Segment – Capital Expenditures”.
“Electricity Act” means the Electricity Act, 1998, SO 1998, c 15, Schedule A.
“Electrification and Energy Transition Panel” has the meaning given to it under “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – Ontario 2017 Long-Term Energy Plan”.
“Energy Statute Law Amendment Act” means the Energy Statute Law Amendment Act, 2016, SO 2016, c 10.
“Energy Transition Roadmap” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – Ontario Energy Board”.
“Environmental Assessment Act” means the Environmental Assessment Act, RSO 1990, c E-18.
“EPSCA” has the meaning given to it under “Business of Hydro One – Employees”.
“ESG” means environmental, social and governance.
“Exemptive Relief” has the meaning given to it under “The Electricity Industry in Ontario – Exemptive Relief – U.S. GAAP”.
“Exposure Draft” has the meaning given to it under “The Electricity Industry in Ontario – Exemptive Relief – U.S. GAAP”.
“FEI” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – Ontario Energy Board”.
“Financial Administration Act” means the Financial Administration Act, RSO 1990, c F-12.
“Framework” has the meaning given to it under “Recent Developments at Hydro One”.
“GAICD” means “Graduate of the Australian Institute of Company Directors”.
“Golf Town” has the meaning given to it under “Directors and Officers – Corporate Cease Trade Orders and Bankruptcies”.
“Governance Agreement” means the governance agreement dated November 5, 2015 between Hydro One Limited and the Province.
“Great Lakes Power” means Great Lakes Power Transmission LP.
“HOHL” means Hydro One Holdings Limited, an indirect wholly-owned subsidiary of Hydro One Limited.

“HOHL Indenture” has the meaning given to it under “Material Contracts”.
“HOL Indenture” has the meaning given to it under “Material Contracts”.
“HOSSM” means Hydro One Sault Ste. Marie LP.
“Hydro One” or the “Company” have the meanings given to such terms set out under “Presentation of Information”.
“Hydro One Accountability Act” means the Hydro One Accountability Act, 2018, SO 2018, c 10, Schedule 1.
“Hydro One Inc.” has the meaning given to it under “Presentation of Information”.
“Hydro One Limited” has the meaning given to it under “Presentation of Information”.
“Hydro One Networks” means Hydro One Networks Inc.
“Hydro One Remote Communities” means Hydro One Remote Communities Inc.
“Hydro One Telecom” means Hydro One Telecom Inc., now Acronym Solutions Inc.
“IASB” means the International Accounting Standards Board.
“ICD.D” means the “Institute of Corporate Directors, Director” designation.
“IESO” means the Independent Electricity System Operator.
“JRAP” has the meaning given to it under “Business of Hydro One – Transmission Business Segment –Regulation – Recent Transmission Rate Applications – Hydro One Networks”.
“kV” means kilovolt.
“kW” means kilowatt.
“Letter Agreement” means the agreement dated July 11, 2018 between Hydro One Limited and the Province.
“management” has the meaning given to it under “Presentation of Information”.
“Mandatory Rate-regulated Standard” has the meaning given to it under “The Electricity Industry in Ontario – Exemptive Relief – U.S. GAAP”.
“Market Rules” means the rules made under section 32 of the Electricity Act that are administered by the IESO.
“Minister of Energy” means the Minister of Energy, Northern Development and Mines for the Province or the Minister of Energy for the Province, as applicable at the relevant time.
“National Energy Board Act” means the National Energy Board Act, RSC 1985, c N-7.
“NERC” means the North American Electric Reliability Corporation.
“Niagara Line” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – Niagara Reinforcement Limited Partnership”.
“Non-Aggregated Holders” has the meaning given to it under “The Electricity Industry in Ontario – Exemptive Relief – Disclosure of Ownership by the Province”.

“NPCC” means the Northeast Power Coordinating Council, Inc.
“NRLP” means Niagara Reinforcement Limited Partnership.
“Nuclear Fuel Waste Act” means the Nuclear Fuel Waste Act, SC 2002, c 23.
“OBCA” means the Business Corporations Act, RSO 1990, c B-16.
“OCN LP” has the meaning given to it under “General Development of the Business – Chronological Development of the Business – 2020 – Launch of Ivy Charging Network™”.
“OEB” means the Ontario Energy Board.
“OEFC” means Ontario Electricity Financial Corporation.
“Ontario” or the “province” has the meaning given to it under “Presentation of Information”.
“Ontario Energy Board Act” means the Ontario Energy Board Act, 1998, SO 1998, c 15, Schedule B.
“Orillia Power” means Orillia Power Distribution Corporation.
“PCBs” means polychlorinated biphenyls.
“PDI” means Peterborough Distribution Inc.
“Price Cap IR” has the meaning given to it under “Business of Hydro One – Distribution Business Segment – Regulation – Distribution Rates”.
“Province” has the meaning given to it under “Presentation of Information”.
“PWU” has the meaning given to it under “Business of Hydro One – Employees”.
“rate base” has the meaning given to it under “Presentation of Information”.
“rate-regulated” has the meaning given to it under “Rate-Regulated Utilities – Rate Applications in Ontario – Framework”.
“Registration Rights Agreement” means the registration rights agreement dated November 5, 2015 between Hydro One Limited and the Province.
“Reliability Standards” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Reliability Standards and Regulations for Transmission”.
“Removal Notice” has the meaning given to it under “Agreements with Principal Shareholder – Governance Agreement – Governance Matters – Election and Replacement of Directors – Province’s Right to Replace the Board”.
“Reserve” means a “reserve” as that term is defined in the Indian Act, RSC 1985, c I-5.
“return on equity” has the meaning given to it under “Presentation of Information”.
“revenue cap escalator factor” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – HOSSM”.
“Revenue Cap Index” has the meaning given to it under “Business of Hydro One – Transmission Business

Segment – Regulation – Transmission Rate Setting”.
“Roadmap” means Energy Transition Roadmap.
“ROE” has the meaning given to it under “Rate-Regulated Utilities – Rate Applications in Ontario – Framework”.
“RPP” has the meaning given to it under “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – 2020 Ontario Budget”.
“RPPAG” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Regional Planning”.
“RRF” means the performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors.
“S&P” has the meaning given to it under “Credit Ratings”.
“Series 1 preferred shares” means the Series 1 preferred shares in the capital of Hydro One Limited.
“Series 2 preferred shares” means the Series 2 preferred shares in the capital of Hydro One Limited.
“Share Ownership Restrictions” has the meaning given to it under “The Electricity Industry in Ontario – Legislative Provisions Specific to Hydro One – 10% Ownership Restriction”.
“Shares” has the meaning given to it under “Agreements with Principal Shareholder – Registration Rights Agreement – Demand Registration”.
“Society” has the meaning given to it under “Business of Hydro One – Employees”.
“Special Board Resolution” has the meaning given to it under “Agreements with Principal Shareholder – Governance Agreement – Governance Matters – Board Approvals Requiring a Special Resolution of the Directors”.
“Specified Provincial Entity” has the meaning given to it under “Agreements with Principal Shareholder – Governance Agreement – Governance Matters – Nomination of Directors – Independence”.
“Transmission System Code” means the OEB’s Transmission System Code.
“trust assets” has the meaning given to it under “Interest of Management and Others in Material Transactions – Relationships with the Province and Other Parties – Transfer Orders”.
“TS” means transmission station.
“TSX” means the Toronto Stock Exchange.
“TWh” means terawatt-hours.
“U.S.” means the United States of America.
“U.S. GAAP” means United States Generally Accepted Accounting Principles.
“uniform transmission rates” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Transmission Rate Setting”.

“Voting Securities” means a security of Hydro One Limited carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

PRESENTATION OF INFORMATION

Unless otherwise specified, all information in this annual information form is presented as at December 31, 2022.

Capitalized terms used in this annual information form are defined under “Glossary”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders. The Annual MD&A and the audited consolidated financial statements of Hydro One Limited as at and for the years ended December 31, 2022 and 2021 are specifically incorporated by reference into and form an integral part of this annual information form. Copies of these documents have been filed with the Canadian securities regulatory authorities and are available on SEDAR under Hydro One Limited’s profile at www.sedar.com.

Unless otherwise noted or the context otherwise requires, references to “Hydro One” or the “Company” refer to Hydro One Limited and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer only to Hydro One Inc. and references to “Hydro One Limited” refer only to Hydro One Limited.

In addition, “Province” refers to the Province of Ontario as a provincial government entity, and “Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area. References to “management” in this annual information form mean the persons who are identified as executive officers of Hydro One Limited and its subsidiaries, as applicable, in this annual information form. Any statements made by or on behalf of management are made in such persons’ respective capacities as executive officers of Hydro One Limited and its subsidiaries, as applicable, and not in their personal capacities. See “Directors and Officers” for more information.

This annual information form refers to certain terms commonly used in the electricity industry, such as “rate-regulated”, “rate base” and “return on equity”. Rate base is an amount that a utility is required to calculate for regulatory purposes, and refers to the net book value of the utility’s assets for regulatory purposes plus an allowance for working capital. Return on equity is a percentage that is set or approved by a utility’s regulator and represents the rate of return that a regulator allows the utility to earn on the equity component of the utility’s rate base. See also “Rate-Regulated Utilities”.

In this annual information form, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Hydro One Limited and Hydro One Inc. prepare and present their financial statements in accordance with U.S. GAAP.

FORWARD-LOOKING INFORMATION

Certain information in this annual information form contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this annual information form is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, and the regulatory and economic environments, in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to, statements related to: the Company’s transmission and distribution rate applications, and resulting decisions, rates and impacts; expected impacts and timing of changes to the electricity industry; the potential impact of COVID-19, including its variants, on the Company’s business and operations; the Company’s maturing debt; expectations regarding the Company’s financing activities; credit ratings; ongoing and planned projects and/or initiatives; expected future capital investments and expenditures, the nature and timing of these investments and expenditures, including the Company’s plans for sustaining and development capital expenditures for its distribution and transmission systems; expectations regarding allowed return on equity; expectations regarding the ability of the Company to recover expenditures in future rates; expectations relating to the recoverability of incremental costs and lost revenues from ratepayers in connection with the COVID-19 pandemic; expectations regarding any future issuance of Series 1 preferred shares; expectations regarding the ability to negotiate collective agreements consistent with rate orders; expectations related to work force demographics; expectations regarding taxes; expectations regarding load growth; the regional planning process; expectations related to Hydro One’s CDM requirements and targets; new legislation and regulatory initiatives relating to the electricity industry and the expected impacts of such; expectations regarding the Company’s DMS; the Company’s customer focus and related initiatives; the potential impacts of the Exposure Draft; the Company’s status as an SEC issuer; statements related to the Company’s relationships with Indigenous communities; statements related to environmental matters, and the Company’s expected future environmental and remediation expenditures; statements related to the Company’s commitment to releasing an annual sustainability report and to increase the transparency of ESG disclosures; statements relating to the Company’s plans to issue sustainable financing instruments, such as sustainable and green bonds, and to allocate the net proceeds to investments in eligible green and social project categories; statements relating to the Company’s intention to provide annual updates regarding the use of net proceeds of any green and/or sustainable financing; expectations related to the effect of interest rates; the Company’s reputation; cyber and data security; the Company’s relationship with the Province; future sales of shares of Hydro One Limited; acquisitions and consolidation opportunities and other strategic initiatives; expectations regarding the Governance Agreement and other agreements with the Province; the status of litigation; expectations regarding the manner in which Hydro One will operate and the Company’s strategy; expectations regarding Hydro One’s dividend policy and the Company’s intention to declare and pay dividends, including the target payout ratio of 70% to 80% of net income; potential conflicts of interest; and legal proceedings in which Hydro One is currently involved.

Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.

The forward-looking information in this annual information form is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;

•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;

•risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems;

•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;

•risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic);

•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures or the risk of a downgrade in the Company’s credit ratings;

•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;

•risks associated with economic uncertainty and financial market volatility;

•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•the risk of failure to mitigate significant health and safety risks;

•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•the impact of the ownership by the Province of lands underlying the Company’s transmission system;

•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;

•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;

•risks relating to adverse reputational events or political actions;

•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;

•the inability to continue to prepare financial statements using U.S. GAAP; and

•the risk related to the impact of any new accounting pronouncements.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the heading “Risk Management and Risk Factors” in the Annual MD&A. You should review such section in detail, including the matters referenced therein.

In addition, Hydro One cautions the reader that information provided in this annual information form regarding Hydro One’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes.

ELECTRICITY INDUSTRY OVERVIEW

General Overview

The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. While traditionally a mature and stable industry, the electricity industry is facing rapid and dramatic technological change and increasing innovation. Hydro One’s business is focused on the transmission and distribution of electricity.

•Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers.

•Distribution refers to the delivery of electricity over low voltage lines to end users such as homes, businesses and institutions.

Overview of an Electricity System

The basic configuration of a typical electricity system, showing electricity generation, transmission and distribution, is illustrated in the following diagram:

Note:
The above image shows a typical electricity system with transmission-connected generation.

Transmission and distribution networks are sometimes referred to as the “electricity grid” or simply “the grid”.

THE ELECTRICITY INDUSTRY IN ONTARIO

Regulation of Transmission and Distribution

General

The Electricity Act and the Ontario Energy Board Act establish the general legislative framework for Ontario’s electricity market. The activities of transmitters and distributors in Ontario are overseen by three main regulatory authorities: (i) the OEB, (ii) the IESO, and (iii) the Canadian Energy Regulator. The Minister of Energy is responsible for developing long-term energy plans and has the power to issue directives to the IESO and the OEB regarding implementation of such plans.

Ontario Energy Board

The OEB is an independent regulatory agency. The Ontario Energy Board Act provides the OEB with the authority to regulate Ontario’s electricity market, including the activities of transmitters and distributors.

The OEB has the following legislated objectives in relation to the electricity industry:

•to inform consumers and protect their interests with respect to prices and the adequacy, reliability and quality of electricity service,

•to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry,

•to promote electricity conservation and demand management in a manner consistent with the policies of the Province, including having regard to the consumer’s economic circumstances, and

•to facilitate innovation in the electricity sector.

The OEB is responsible for, among other things, approving transmission and distribution rates in Ontario. It also approves the construction, expansion, or reinforcement of transmission lines greater than two kilometres in length, as well as mergers, acquisitions, amalgamations and divestitures involving distributors, transmitters and other entities which it licenses. The activities of transmitters and distributors are subject to the conditions of their licences and a number of industry codes issued by the OEB. These codes and other requirements prescribe minimum standards of conduct and service for licensed participants in the electricity market.

In December 2017, the OEB posted its Strategic Blueprint: Keeping Pace with the Evolving Energy Sector, setting out the OEB’s commitment to modernize its approach to regulation over the next five years and established the Advisory Committee on Innovation (“ACI”). The ACI was tasked with identifying steps to develop a modern regulatory framework in response to technological changes occurring in the energy sector. In 2019, in response to recommendations made by the ACI, the OEB initiated two consultation processes, Utility Remuneration and Responding to Distributed Energy Resources (“DERs”). In March 2021, the OEB issued a letter which renamed and consolidated these two consultations into a single consultation named Framework for Energy Innovation: Distributed Resources and Utility Incentives (“FEI”). The FEI consultation focused on: (i)

investigating and supporting utilities’ use of DERs they do not own as alternatives to traditional wires solutions to meet distribution needs; and (ii) ensuring that utilities’ planning is appropriately informed by DER penetration and forecasts. In January 2023, the OEB released its Framework for Energy Innovation: Setting a Path Forward for DER Integration report. This report is the culmination of the FEI consultation and sets out the OEB’s policies and next steps with respect to the integration of DERs into distribution system planning and operations, as well as the use of DERs by electricity distributors as non-wires alternatives. The OEB has indicated it is developing an Energy Transition Roadmap (the “Energy Transition Roadmap”) that will provide a schedule of initiatives the OEB is taking or plans to undertake with respect to the energy transition. This Roadmap is intended to provide clarity on the OEB’s priorities, support the coordination of interrelated initiatives within the OEB and across the sector and support effective stakeholder engagement.

In October 2022, the Minister of Energy issued a Letter of Direction to the OEB, which included the Minister of Energy’s priorities and expectations for the OEB’s upcoming three-year business planning period. One of the priorities identified was support for the Electrification and Energy Transition Panel. See “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – Ontario 2017 Long-Term Energy Plan” for more information.

IESO

The IESO delivers key services across the electricity sector, including managing the power system in real time, planning for Ontario’s future energy needs, enabling conservation and designing a more efficient electricity marketplace to support sector evolution. Transmitters and other wholesale market participants must comply with the Market Rules issued by the IESO. The Market Rules require transmitters to comply with mandatory North American reliability standards for transmission issued by the NERC and the NPCC. The IESO enforces these reliability standards and coordinates with system operators and reliability agencies in other jurisdictions to ensure energy adequacy and security across the interconnected bulk electricity system in North America.

In December 2022, the IESO released its Pathways to Decarbonization report in response to the Minister of Energy’s request to evaluate a moratorium on new natural gas generation in Ontario, and to develop an achievable pathway to decarbonization in the electricity system.

Canadian Energy Regulator

In August 2019, the Canadian Energy Regulator Act came into force, replacing the National Energy Board Act. As a result of the new statute, the National Energy Board became the Canadian Energy Regulator. Any decision or order made by the National Energy Board is considered to have been made under the Canadian Energy Regulator Act and may be enforced as such.

The Canadian Energy Regulator has jurisdiction over the construction and operation of international power lines, as well as interprovincial lines that are designated as being under federal jurisdiction (of which there are currently none). As Hydro One owns and operates 11 active international power lines connecting Ontario’s transmission system with transmission systems in Michigan, Minnesota and New York, Hydro One holds several certificates and permits with the Canadian Energy Regulator.

Transmission

Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One’s transmission system accounts for approximately 92% of Ontario’s electricity transmission capacity based on the revenues approved by the OEB. The Company’s transmission system is interconnected to systems in Manitoba, Michigan, Minnesota, New York and Quebec and is part of the North American electricity grid’s Eastern Interconnection. The Eastern Interconnection is a contiguous electricity transmission system that extends from Manitoba to Florida and from east of the Rocky Mountains to the North American east coast. Being part of the Eastern Interconnection provides benefits to Ontario, such as greater security and stability for Ontario’s transmission system, emergency support when there are generation constraints or shortages in Ontario, and the ability to exchange electricity with other jurisdictions.

Distribution

Distributors own and operate distribution systems that deliver electricity over power lines at voltages of 50 kV or less to end users. A local distribution company is responsible for distributing electricity to customers in its OEB-licensed service territory, and in some cases to other distributors. A service territory may cover large portions or all of a particular municipality, or an otherwise defined geographic area. Distribution customers include homes, commercial and industrial businesses and institutions such as governments, schools and hospitals.

In Ontario, as per the OEB’s 2021 Yearbook of Electricity Distributors, as at December 31, 2021, 56 local distribution companies provided electricity to over five million customers. The distribution industry in Ontario is fragmented, with the 10 largest local distribution companies accounting for approximately 80% of the province’s customers.

Through its wholly-owned subsidiary, Hydro One Inc., Hydro One owns the largest local distribution business in Ontario, which serves approximately 1.5 million predominantly rural customers, or approximately 28% of the total number of customers in Ontario.

Issues Affecting the Electricity Industry Generally

Tax Incentives

Tax incentives were included in the 2015 Ontario budget to promote consolidation in the electricity distribution sector. The 2015 Ontario budget announced a reduction in the tax rate for transfers of electricity assets from 33% to 22% and to nil for distributors with fewer than 30,000 customers. In addition, the budget introduced a capital gains exemption where capital gains arise as a result of exiting the payments in lieu of corporate taxes regime. These incentives are in place until December 31, 2024.

Ontario 2017 Long-Term Energy Plan

In October 2017, the Province released its 2017 Long-Term Energy Plan (the “2017 Long-Term Energy Plan”), which set out a number of initiatives for Ontario’s energy system, including: ensuring affordable and accessible energy, ensuring a flexible energy system, innovating to meet the future, improving value and performance for consumers, strengthening its commitment to energy conservation and efficiency, responding to the challenge of climate change, supporting First Nation and Métis capacity and leadership, and supporting regional solutions and infrastructure. The IESO and the OEB developed implementation plans in support of the objectives of the 2017 Long-Term Energy Plan, and each implementation plan was approved by the Minister of Energy in February 2018. The Province is currently consulting industry and stakeholders on a long-term system-planning process to replace the 2017 Long-Term Energy Plan.

In 2022, the Province established the Electrification and Energy Transition Panel (the “Electrification and Energy Transition Panel”). This panel is responsible for advising the Province on the highest value short, medium, and long-term opportunities for the energy sector to help Ontario’s economy prepare for electrification and the energy transition. The Electrification and Energy Transition Panel is also expected to identify opportunities to strengthen Ontario’s long-term energy planning process by better coordinating the fuels and the electricity sector.

2020 Ontario Budget

In November 2020, the Province released its 2020 Ontario Budget: Ontario’s Action Plan: Protect, Support, Recover (the “2020 Ontario Budget”), which included a rate mitigation plan to help certain business and industrial customers. As of January 1, 2021, a portion of non-hydro renewable energy contracts (including wind, solar, bioenergy) is funded by the Province and not ratepayers. According to the 2020 Ontario Budget, this represented an approximately 25% reduction of the current cost of the “Global Adjustment” in Ontario at the time the budget was released. The Global Adjustment is the difference between the guaranteed price and the money the generators earn in the wholesale marketplace. This reduction in the Global Adjustment did not benefit regulated price plan (“RPP”) customers (households, farms, small businesses), who instead continue to be protected by means of the Ontario Electricity Rebate program.

OEB Actions on Electricity Pricing

Since March 2020, the Province has taken a number of actions related to the pricing of electricity to support RPP customers in dealing with the impacts of the COVID-19 pandemic. These government mandated actions include providing different fixed electricity prices for various periods of time. All of these COVID-19 related pricing changes mandated by the Province have been implemented by the OEB and details are available on the OEB’s website. The information contained on the OEB’s website is not incorporated by reference into this annual information form.

In response to direction provided by the Province, in September 2020 the OEB announced that, as of October 13, 2020, all utilities were required to give RPP customers the choice to opt out of time-of-use pricing and to elect instead to be charged on the basis of tiered (or fixed) electricity pricing.

On December 15, 2020, the OEB reset the RPP prices effective January 1, 2021, to reflect a decrease in the RPP supply cost as a result of the reduction in the Global Adjustment as set out in the 2020 Ontario Budget. These RPP prices came into effect at the conclusion of the electricity price changes established to assist customers in dealing with the impacts of the COVID-19 pandemic. In April 2021, the OEB reset the RPP prices effective May 1, 2021 for households and small businesses. In October 2021, the OEB announced that as of November 1, 2021, the electricity prices would not change under the RPP. In January 2022, the OEB temporarily changed the RPP prices for the period from January 18, 2022 to February 7, 2022, fixing the price for this period to the off-peak rate in order to provide temporary electricity rate relief as directed by the Province. In October 2022, the

OEB reset the RPP prices effective November 1, 2022 for households and small businesses. Going forward, it is anticipated that the OEB will periodically review the RPP prices and will reset them if required, in accordance with the OEB’s usual practice.

In October 2022, the Province established regulatory requirements, which will require the OEB to direct electricity distributors to implement a new voluntary ultra-low overnight price plan for RPP customers. This requirement would introduce a third pricing option for RPP customers in addition to the currently available time-of-use and tiered pricing plans. RPP costs remain a flow-through cost for utilities. The ultra-low overnight price plan would support electrification and decarbonization by incentivizing customers to shift electricity loads to overnight periods when demand is lower and more electricity from non-emitting sources is available. Utilities are required to implement the new ultra-low overnight rate no later than November 1, 2023. OEB consultations to implement this price plan are ongoing.
Building Broadband Faster Act, 2021

In March 2021, the Province introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amended the Ontario Energy Board Act to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes. The Building Broadband Faster Act Guideline and three regulations informing the legislative changes were published in 2021. In March 2022, the Province introduced Bill 93, Getting Ontario Connected Act, 2022. Bill 93 received Royal Assent on April 14, 2022. Bill 93 amended the Building Broadband Faster Act to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure. The regulation regarding electricity infrastructure and designated broadband projects under the Ontario Energy Board Act came into force in April 2022. This regulation substantially adopted Hydro One’s proposed approach to allocation of the costs of broadband-related work on utility assets. It also directed the OEB to establish a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects, which the OEB completed in July 2022. The Company continues to be engaged with the Province and the OEB on implementing an appropriate regulatory framework to support the published Building Broadband Faster Act Guideline and regulations, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs. In September 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects.

Legislative Provisions Specific to Hydro One

In addition to legislation in Ontario that impacts all transmitters and distributors, there is legislation that is specific to Hydro One. Specifically, the Electricity Act requires Hydro One’s head office and principal grid control centre to be maintained in Ontario, restricts the disposition of substantially all of its OEB-regulated transmission or distribution business, prohibits any change to its jurisdiction of incorporation, requires the Company to have an ombudsman, contains a 10% ownership restriction with respect to Voting Securities and restricts the Province from selling Voting Securities if it would own less than 40% of the Voting Securities of any class or series as a result of the sale.

Ombudsman

The Electricity Act requires the Company to have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board on matters raised with the ombudsman by or on behalf of customers. See “Business of Hydro One – Ombudsman” for more information.

10% Ownership Restriction

The Electricity Act imposes share ownership restrictions on the Voting Securities. These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (the “Share Ownership Restrictions”). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions. The articles of Hydro One Limited provide for comprehensive enforcement mechanisms that are applicable in the event of a contravention of the Share Ownership Restrictions.

Maintenance of 40% Ownership

As of December 31, 2022, the Province owned approximately 47.2% of Hydro One Limited’s common shares. See the Annual MD&A under the heading “Risk Management and Risk Factors” for more information.

The Electricity Act restricts the Province from selling Voting Securities (including common shares of Hydro One Limited) if it would own less than 40% of the outstanding number of Voting Securities of that class or series after the sale. If as a result of the issuance of additional Voting Securities by Hydro One Limited, the Province owns less than 40% of the outstanding number of Voting Securities of any class or series, the Province must, subject to the approval of the Lieutenant Governor in Council and the necessary appropriations from the Legislature, take steps to acquire as many Voting Securities of that class or series as are necessary to increase the Province’s ownership to not less than 40% of the outstanding number of Voting Securities of that class or series. The manner in which, and the time by which, the Province must acquire these additional Voting Securities will be determined by the Lieutenant Governor in Council.

The Province has been granted pre-emptive rights by Hydro One Limited to assist it in meeting its ownership requirements under the Electricity Act as described under “Agreements with Principal Shareholder – Governance Agreement – Other Matters – Pre-emptive Rights”.

Hydro One Accountability Act

In August 2018, the Province passed the Hydro One Accountability Act, requiring the Board to establish a new compensation framework for the Board, CEO and certain other executives, as defined in the legislation, in consultation with the Province and the other five largest shareholders of Hydro One Limited. Pursuant to the Hydro One Accountability Act, in February 2019, the Province issued a directive to Hydro One which set out certain compensation-related requirements for the CEO, other executives and the Board that Hydro One was required to follow when developing its board and executive compensation framework, and in March 2019, the Province approved a new compensation framework submitted by Hydro One in compliance with the directive.

The Hydro One Accountability Act also requires Hydro One Limited to annually provide public disclosure concerning compensation paid to certain executives. The Ontario Energy Board Act was also amended to preclude the OEB from approving or fixing rates for Hydro One that include any amount in respect of compensation paid to the CEO and certain other executives.

As of January 1, 2023, the provisions of the Hydro One Accountability Act requiring a compensation framework and the related directive are no longer in effect.

Additional information regarding Hydro One’s compensation arrangements is found in the Company’s management information circular for its most recent annual meeting of shareholders.

Elimination of Certain Legislation With Respect to Hydro One

In 2015 and 2016, Hydro One Inc. and its subsidiaries ceased to be subject to a number of Ontario statutes that apply to entities owned by the Province. Hydro One Limited is similarly not subject to those statutes. Notwithstanding the elimination of certain legislation with respect to Hydro One, the Company is required under the Financial Administration Act and the Auditor General Act to provide financial information to the Province for the Province’s public reporting purposes.

Cybersecurity

The Company is exposed to potential risks related to cyberattacks, supply chain compromises and unauthorized access to our systems. As the Company continues to make investments in and rely on additional, more complex and interconnected digital technology to enable efficient operations, the likelihood of a cyber-breach impacting our business increases. In addition, the critical nature of our business further increases the likelihood of a sophisticated cyber attacker taking advantage of our people, processes and technology. The Company takes a risk-aligned approach to cyber related investments to reduce the likelihood of an impactful cyber related breach. Despite having strong security measures in place, a breach could occur. A breach has the ability to corrupt our information technology systems, compromise our sensitive information, effect the integrity of our financial controls, disrupt operations or have impacts to the safety of our work environment. The Company manages these risks by establishing a common set of cybersecurity standards, periodic security testing, program maturity objectives, security partnerships and a unified security strategy built on a set of cybersecurity standards driven by the OEB. This Ontario specific set of standards is in alignment with the National Institute of Standards and Technology’s Cyber Security Framework. In addition to provincial regulatory requirements of the OEB, critical systems that support the North American Bulk Electric System are regulated by the North American Electric Reliability Critical Infrastructure Protection Standards. These two foundational frameworks establish strong security measures across all aspects of our operations.

Exemptive Relief

Disclosure of Ownership by the Province

In July 2022, the Canadian securities regulatory authorities granted (i) the Minister of Energy; (ii) Ontario Power Generation Inc. (on behalf of itself and the segregated funds established as required by the Nuclear Fuel Waste Act); and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the “Non-Aggregated Holders”) exemptive relief, subject to certain conditions, to enable each

Non-Aggregated Holder to treat securities of Hydro One Limited and debt securities of Hydro One Inc. and HOHL that it owns or controls separately from securities of Hydro One Limited and debt securities of Hydro One Inc. and HOHL owned or controlled by the other Non-Aggregated Holders for purposes of certain take-over bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One Limited was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction over securities of Hydro One Limited and debt securities of Hydro One Inc. and HOHL in any information circular or annual information form in respect of such securities beneficially owned or controlled by any Non-Aggregated Holder, subject to certain conditions. Substantially similar relief had previously been granted in June 2017, which terminated in 2022.

U.S. GAAP

In October 2022, Hydro One Limited was granted exemptive relief by the securities regulators in each province and territory of Canada that allows Hydro One Limited to continue to report its financial results in accordance with U.S. GAAP (the “Exemptive Relief”). The Exemptive Relief will remain in effect until the earliest to occur of the following: (i) January 1, 2027; (ii) if Hydro One Limited ceases to have rate-regulated activities, the first day of Hydro One Limited’s financial year that commences after it ceases to have such rate-regulated activities; and (iii) the first day of Hydro One Limited’s financial year that commences on or following the later of: (a) the effective date prescribed by the IASB for the mandatory application of a standard within International Financial Reporting Standards specific to entities with rate-regulated activities (the “Mandatory Rate-regulated Standard”); and (b) two years after the IASB publishes the final version of a Mandatory Rate-regulated Standard. In January 2021, the IASB published Exposure Draft – Regulatory Assets and Liabilities (the “Exposure Draft”). The effective date for mandatory application of the eventual final standard, if any, is not yet determinable and the Company continues to monitor the developments of the Exposure Draft and determine the potential impacts to the Company’s financial statements.

Hydro One Limited is also permitted to report its financial results in accordance with U.S. GAAP by virtue of being, and for so long as it remains, an “SEC issuer” (within the meaning of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards). There can be no assurance that Hydro One Limited will remain an SEC issuer indefinitely.

RECENT DEVELOPMENTS AT HYDRO ONE

Sustainable Financing Framework

In January 2023, Hydro One Limited announced the publication of a Sustainable Financing Framework (as updated on January 23, 2023, the “Framework”), a first for a utility in Canada. The Framework allows Hydro One Limited and its subsidiaries (including Hydro One Inc.) to issue sustainable financing instruments, such as sustainable and green bonds, and allocate the net proceeds to investments in eligible green and social project categories. The project categories include: clean energy, energy efficiency, clean transportation, biodiversity conservation, climate change adaptation, socio-economic advancement of Indigenous peoples and access to essential services (such as the electrical grid and enablement of high-speed broadband internet). Under the Framework, Hydro One Limited will provide annual updates regarding the use of net proceeds of any green and/or sustainable financing, until the net proceeds of any such financing are fully allocated to eligible projects. The Framework has been reviewed by Sustainalytics, a global leader in providing ESG research and analysis.

Sustainalytics issued a second party opinion confirming that the Framework aligns with the International Capital Markets Association (ICMA) Sustainability Bond Guidelines 2021, Green and Social Bond Principles 2021 and the Loan Syndications and Trading Association (LSTA) Green and Social Loan Principles 2021.

On January 27, 2023, Hydro One Inc. issued $300 million aggregate principal amount of Series 53 Notes due 2029, $450 million aggregate principal amount of Series 54 Notes due 2033, and $300 million aggregate principal amount of Series 55 Notes due 2053 pursuant to the 2022 MTN Shelf Prospectus. The offering constituted Hydro One Inc.’s first sustainable bond offering pursuant to the Framework. Hydro One Inc. intends to allocate an amount equal to the proceeds from the sale of the Series 53 Notes, Series 54 Notes, and Series 55 Notes to finance and/or refinance, in whole or in part, new and/or existing eligible projects pursuant to the Framework.

Directors and Executive Officers

Effective February 1, 2023, William Sheffield stepped down as Interim President and Chief Executive Officer. Mr. Sheffield continues as a director of Hydro One Limited and Hydro One Inc.

Effective February 1, 2023, David Lebeter was appointed as President and Chief Executive Officer of Hydro One Limited and Hydro One Inc. and a director of Hydro One Limited and Hydro One Inc.

RATE-REGULATED UTILITIES

Rate Applications in Ontario

Framework

The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution and other services are subject to approval by a regulator. The rate base of a rate-regulated utility means the net book value of the regulated assets of the utility, plus an allowance for working capital. The OEB is the regulator that approves electricity transmission and distribution rates in Ontario. Transmission and distribution rates have historically been determined using either a cost-of-service model or a performance-based model, which typically includes a cost-of-service base year. These models are reviewed and modified by the OEB from time to time.

In a cost-of-service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. A utility’s return on equity, or “ROE”, is the rate of return that a regulator allows the utility to earn on the equity portion of the utility’s rate base. The utility’s costs of providing its services must be prudently incurred. Cost savings are typically passed on to customers in the form of lower rates reflected in future rate decisions.

Cost of Service ($)	+	Return on Equity ($)	=	Revenue Requirement ($)

In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, rates are adjusted formulaically in years subsequent to the initial rebasing of costs. The formulaic adjustments in a performance-based model consider inflation and expectations regarding productivity. They assume that the utility becomes increasingly efficient over time. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity. In Ontario, transmission and distribution rates, including those of Hydro One, are now generally determined using a performance-based model.

CORPORATE STRUCTURE

Incorporation and Office

Hydro One Limited was incorporated on August 31, 2015, under the OBCA. Its registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario M5G 2P5.

On October 30, 2015, the articles of Hydro One Limited were amended to authorize the creation of an unlimited number of Series 1 preferred shares and an unlimited number of Series 2 preferred shares, with the Series 1 preferred shares to be issued to the Province.

On October 31, 2015, all of the issued and outstanding shares of Hydro One Inc. were acquired by Hydro One Limited from the Province in exchange for the issuance to the Province of common shares and Series 1 preferred shares of Hydro One Limited. All of the Series 1 preferred shares were subsequently redeemed by Hydro One Limited on November 20, 2020, such that there are currently no Series 1 preferred shares issued and outstanding.

On November 4, 2015, the articles of Hydro One Limited were amended to authorize the consolidation of its outstanding common shares such that 595,000,000 common shares of Hydro One Limited were issued and outstanding.

Corporate Structure and Subsidiaries

The following is a simplified chart showing the organizational structure of Hydro One and the name and jurisdiction of incorporation of certain of its subsidiaries. This chart does not include all legal entities within Hydro One’s organizational structure. Hydro One Limited owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries listed below.

Notes:
(1)As of December 31, 2022, the Province directly owned approximately 47.2% of Hydro One Limited’s outstanding common shares.
(2)Indirectly held through a wholly-owned subsidiary of Hydro One Limited that acts as a holding company for Hydro One’s non-rate-regulated businesses.
(3)Indirectly held through a wholly-owned subsidiary of Hydro One Limited.
(4)Formerly Hydro One Telecom Inc.

Certain of Hydro One’s subsidiaries are described below:

•Hydro One Inc. – acts as a holding company for Hydro One’s rate-regulated businesses. Its publicly-issued debt continues to be outstanding.

•Hydro One Networks – the principal operating subsidiary that carries on Hydro One’s rate-regulated transmission and distribution businesses.

•Hydro One Remote Communities – generates and supplies electricity to remote communities in northern Ontario.

•Acronym Solutions Inc. (formerly Hydro One Telecom Inc.) – carries on Hydro One’s non-rate-regulated telecommunications business.

•Hydro One Holdings Limited – a finance subsidiary with no operational activities.

GENERAL DEVELOPMENT OF THE BUSINESS

Chronological Development of the Business

Background

In August 2015, Hydro One Limited was incorporated by the Province as its sole shareholder. In November 2015, Hydro One Limited completed its initial public offering on the TSX by way of a secondary offering of common shares by the Province. Hydro One Limited did not receive any proceeds from the initial public offering. Prior to the closing of the initial public offering, all of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited.

COVID-19 Pandemic and Related Developments

In 2020, the World Health Organization declared COVID-19 a global pandemic. Since the start of the pandemic, the Company has continued to operate in-line with evolving safety procedures and practices. The Company continues to monitor and adhere to guidance provided by the Province and public health experts in an effort to ensure employee, customer and public safety.

As an essential service, Hydro One’s teams have continued to ensure the delivery of reliable power since the start of the pandemic. The Company continues to take actions to protect its employees against the spread of COVID-19 in the workplace. There has been no significant impact to the Company’s services or work programs. Nevertheless, Hydro One has proactively prepared contingency plans in the event of significant labour reductions in any of its lines of business. Strategies implemented would depend on the severity and duration of a reduction in employees.

Global staffing shortages caused by the pandemic have led to supply chain issues in many industries. Hydro One has not been immune to the growing global supply chain disruptions and pricing pressures that are being experienced across the utility industry. However, it has managed these disruptions by shifting projects and taking proactive measures to ensure it has the materials and equipment necessary to complete its capital work program. As a result, there has not been a material impact to the overall work program.

While Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company’s operations, the development of new variants and constantly changing public health restrictions make it very difficult to determine or estimate the future impacts of COVID-19 on Hydro One’s operations. Potential impacts will be largely dependent on the duration of the pandemic, the attributes of the variants, and the severity of the measures that may be implemented to combat them.

Hydro One will continue to actively monitor the impacts of the COVID-19 pandemic, including guidance provided by the Province and public health experts, and may take further actions that it determines to be in the best interest of its operations, employees, customers, partners and stakeholders, or as required by federal or provincial authorities.

In addition to above, the following key events occurred from 2020 to 2022 in respect of Hydro One.

2020

Directors and Executive Officers

Effective January 1, 2020, Susan Wolburgh Jenah was appointed as a director of Hydro One Limited and Hydro One Inc.

Effective January 2, 2020, David Lebeter was appointed Chief Operating Officer of Hydro One Networks.

Effective July 23, 2020, Stacey Mowbray was appointed as a director of Hydro One Limited and Hydro One Inc.

Effective September 28, 2020, Megan Telford was appointed Chief Human Resources Officer of Hydro One Networks.

Launch of Ivy Charging Network™

In February 2020, Hydro One Limited and Ontario Power Generation Inc. announced the launch of Ivy Charging Network™, to be developed through a new limited partnership, Ontario Charging Network LP (“OCN LP”). Since launching, OCN LP has opened 55 fast charging sites to the public in locations across Ontario. OCN LP is building Ontario’s largest and most connected electric vehicle fast-charger network. As of December 2022, 140 level 3 fast chargers were open to the public. OCN LP has contracted with municipalities to build and develop level 2 electric vehicle charging stations across Ontario with 63 chargers across 26 locations built as of December 31, 2022. In December 2022, OCN LP also launched a program to make home chargers available to customers. OCN LP is a limited partnership with equal ownership between Ontario Power Generation Inc. and a subsidiary of Hydro One Limited.

Acquisition of Orillia Power

In August 2016, Hydro One Inc. reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the Corporation of the City of Orillia, subject to the satisfaction of customary closing conditions as well as approval by the OEB. In April 2020, the OEB issued its decision approving Hydro One Inc.’s acquisition of Orillia Power from the City of Orillia. In September 2020, Hydro One Inc. completed the acquisition for a purchase price of approximately $28 million inclusive of closing adjustments. See “General Development of the Business – Chronological Development of the Business – 2021 – Integration of Orillia Power” for more information.

Acquisition of the Business and Distribution Assets of Peterborough Distribution Inc.

In July 2018, Hydro One Inc. reached an agreement to acquire the business and distribution assets of PDI, an electricity distribution company located in the County of Peterborough, from the Corporation of the City of Peterborough, subject to the satisfaction of customary closing conditions as well as approval by the OEB. In April 2020, the OEB issued its decision approving Hydro One Inc.’s acquisition of the business and distribution assets of PDI from the City of Peterborough. In August 2020, Hydro One Inc. completed the acquisition for a purchase price of approximately $104 million, including the assumption of agreed upon liabilities and final closing adjustments. See “General Development of the Business – Chronological Development of the Business – 2021 – Integration of the Business and Distribution Assets of Peterborough Distribution Inc.” for more information.

2020 Notes Offering and Series 1 Preferred Share Redemption

In October 2020, Hydro One Limited completed an offering (the “2020 Notes Offering”) of $425 million principal amount of 1.41% notes due October 15, 2027 (the “1.41% Notes”) for net proceeds of approximately $423 million. The 1.41% Notes were issued pursuant to a shelf prospectus supplement to Hydro One Limited’s universal short form base shelf prospectus filed in August 2020. Hydro One Limited used the net proceeds of the 2020 Notes Offering to fund the redemption of all of the outstanding Series 1 preferred shares on November 20, 2020 and for general corporate purposes.

In November 2020, Hydro One Limited completed the redemption of all of the outstanding Series 1 preferred shares in accordance with their terms. The Series 1 preferred shares were redeemed at a price of $25.00 per share, plus all accrued and unpaid dividends up to, but excluding, the redemption date, for an aggregate redemption price of approximately $423 million, including $418 million principal amount of Series 1 preferred shares outstanding and $5 million in respect of accrued dividends. The redemption was used to optimize the Company’s capital structure and lower its funding costs.

2021

Integration of Orillia Power

In June 2021, Hydro One completed the integration of Orillia Power, which was acquired in September 2020. See “General Development of the Business – Chronological Development of the Business – 2020 – Acquisition of Orillia Power” for more information.

Integration of the Business and Distribution Assets of Peterborough Distribution Inc.

In June 2021, Hydro One completed the integration of the business and distribution assets of Peterborough Distribution, including the integration of employees, customer and billing information, business processes and operations. The business and distribution assets of PDI were acquired in August 2020. See “General Development of the Business – Chronological Development of the Business – 2020 – Acquisition of the Business and Distribution Assets of Peterborough Distribution Inc.” for more information.

Acronym Solutions Inc.

In October 2021, Hydro One Telecom was renamed as Acronym Solutions Inc.

2022

Sustainability-Linked Loan Amendments to Hydro One Credit Facilities

In January 2022, Hydro One Limited and Hydro One Inc. successfully amended their syndicated credit facilities to incorporate ESG targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain sustainability performance measures, which are related to Hydro One’s sustainability goals.

Directors and Executive Officers

Effective June 8, 2022, Jessica McDonald resigned as a director of Hydro One Limited and Hydro One Inc. Effective June 8, 2022, Mark Podlasly was elected as a director of Hydro One Limited and Hydro One Inc.

Effective June 21, 2022, Mark Poweska resigned as President and Chief Executive Officer and a director of Hydro One Limited and Hydro One Inc.

Effective June 21, 2022, William Sheffield was appointed as Interim President and Chief Executive Officer of Hydro One Limited and Hydro One Inc.

Effective September 16, 2022, Jason Fitzsimmons resigned as Chief Corporate Affairs and Customer Care Officer of Hydro One Networks.

2022 HOL Universal Base Shelf Prospectus

In August 2022, Hydro One Limited filed a universal short form base shelf prospectus in Canada (the “2022 HOL Shelf Prospectus”) to replace the universal base shelf prospectus that was due to expire in September 2022. The 2022 HOL Shelf Prospectus allows Hydro One Limited to offer, from time to time in one or more public offerings, up to $2 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending September 16, 2024. To date, no debt securities have been issued under the 2022 HOL Shelf Prospectus.

2022 U.S. Debt Shelf Prospectus

In November 2022, HOHL filed a U.S. debt short form base shelf prospectus (the “2022 U.S. Debt Prospectus”) with the securities regulatory authorities in Canada and the United States, to replace the U.S. shelf prospectus that was due to expire in January 2023. The filing of the 2022 U.S. Debt Prospectus is intended to facilitate and preserve flexibility for the Company’s funding strategies. The 2022 U.S. Debt Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to U.S.$3.0 billion of debt securities, unconditionally guaranteed by Hydro One Limited, during the 25-month period ending December 22, 2024. To date, no debt securities have been issued under the 2022 U.S. Debt Prospectus.

Equity Partnership Model with First Nation Communities

In September 2022, Hydro One announced its new equity partnership model pursuant to which it will offer First Nations a 50% equity stake in all new, future large-scale capital transmission line projects with a value exceeding $100 million.

General Development of the Business

In addition to the chronological development of the business, the following general developments in the business have occurred and continue to be relevant.

Customer Focus

Hydro One’s continued focus on customer service remains a critical aspect of its success as a company. Greater corporate accountability for performance outcomes, and company-wide improvements in productivity and efficiency, align with customers’ expectations of how Hydro One should operate. Hydro One intends to continue to offer affordable and reliable electricity, advocate for its customers and empower them to make informed decisions about their energy usage and respond to emerging customer needs.

Customer Service

Hydro One is committed to delivering value to its customers by understanding customers’ current and future needs and expectations so that the Company can continuously improve its service. This includes specific, measurable commitments that encompass all areas of service. In 2022, residential and small business customer satisfaction scores saw a slight decrease from 2021 from 89% to 87%, transmission customer satisfaction also decreased slightly from 2021 from 92% to 88%, and commercial and industrial satisfaction decreased from 2021 from 80% to 74%.

Hydro One is on a multi-year journey to transform the customer experience by continuing to invest in technology such as interaction analytics, home energy insights, and automated performance scorecards for contact service representatives.

As part of the Company’s continued commitment to customers, Hydro One again extended a number of the customer relief measures implemented at the onset of the COVID-19 pandemic. See “General Development of the Business – Chronological Development of the Business – COVID-19 Pandemic and Related Developments”.

Review of Operations

Hydro One is committed to providing value to its customers and shareholders by identifying and acting on opportunities to become the safest and most efficient utility. Hydro One has been focused on the identification of opportunities for improved corporate performance and the development of strategies to drive safer, more efficient and cost-effective operations. Hydro One conducts regular reviews of key corporate activities and programs, covering areas such as construction services and project management practices, asset deployment and controls, asset planning, information technology and cybersecurity, vegetation management practices, fleet services and utilization, supply chain management and business continuity planning. The Company has and continues to observe and implement operational and cost improvements across work planning and execution.

Strategy

In November 2019, Hydro One released its updated corporate strategy which reaffirms the Company’s commitment to Ontario and the provision of safe, reliable and affordable electricity. The strategy focuses on five key aspirational priorities:

•Plan, Design And Build A Grid For The Future
We will plan, design and build a reliable grid taking into account changing technologies to prevent future outages. There will be increased focus on grid resilience in order to restore power after events. Climate change and sustainability factors will be taken into consideration in our planning processes to increase resilience and lower our environmental footprint. We will incorporate distributed energy resources to enable customer choice while delivering exceptional value to customers through best-in-class asset management practices.

•Be The Safest And Most Efficient Utility
We will transform and improve our safety culture through robust safety analytics as well as grass-roots engagement with our employees. Field operations will be more empowered to drive efficiency, productivity and reliability and provided with efficient corporate support. There will be a focus on efficient capital delivery to support an ongoing growing work program.

•Be A Trusted Partner
We will make concerted efforts to build and grow relationships with Indigenous peoples, government and industry partners. We will proactively address community concerns and establish strong partnerships with our customers through local investment and economic development for the benefit of Ontarians.

•Advocate For Our Customers And Help Them Make Informed Decisions
We will make it easier to do business with Hydro One by strengthening the customer experience through innovative customer-centric practices. We will help our customers make informed decisions with deeper insights and leverage our position as energy experts. We will expand access to energy offerings to become the provider of choice to our customers.

•Innovate And Grow The Business
We will continue to invest responsibly in our core transmission and distribution business. In addition, we will pursue incremental regulated and unregulated business opportunities through innovation and our focused presence in Ontario.

Sustainability Report

In August 2022, Hydro One Limited published its 2021 Sustainability Report, highlighting its progress in 2021 and its plans for future years. The 2021 Sustainability Report provides an account of the Company’s ESG performance. The Sustainability Report provides stakeholders, partners, customers, and communities with a better understanding of how Hydro One manages the opportunities and challenges associated with our business. Hydro One is committed to releasing an annual sustainability report and to continuously increasing the transparency of ESG disclosures. The Company’s annual sustainability reporting is aligned with the Sustainability Accounting Standards Board and the Global Reporting Initiative Standards, and prepared broadly following the recommendations of the Task Force on Climate-related Financial Disclosures. The 2021 Sustainability Report is also aligned with the United Nations Sustainable Development Goals.

BUSINESS OF HYDRO ONE

Segments

Through its wholly-owned subsidiary Hydro One Inc., Hydro One is Ontario’s largest electricity transmission and distribution utility with approximately $31 billion in assets and 2022 revenues of approximately $7.8 billion. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. The Company’s regulated transmission and distribution operations are owned by subsidiaries of Hydro One Inc. Hydro One delivers electricity safely and reliably to approximately 1.5 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Through its subsidiaries, Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 125,000 circuit kilometres of primary low-voltage distribution lines.

Hydro One has three segments: (i) transmission business; (ii) distribution business; and (iii) other. Each of the three segments is described below.

Hydro One’s transmission and distribution businesses are both operated primarily by Hydro One Networks. This allows both businesses to utilize common operating platforms, technology, work processes, equipment and field staff and thereby take advantage of operating efficiencies and synergies. For regulatory purposes, Hydro One Networks has historically filed separate rate applications with the OEB for each of its licensed transmission and distribution businesses. In 2021, a single application was filed for the Hydro One Networks transmission and distribution businesses for the period 2023 to 2027, which was approved by the OEB in November 2022. See “Transmission Business Segment – Regulation – Transmission Rate Setting” for more information.

Transmission Business Segment

Overview

Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for approximately 92% of Ontario’s transmission capacity based on revenue approved by the OEB. All of the Company’s transmission business is carried out by subsidiaries of Hydro One Inc., including through Hydro One Networks and HOSSM (formerly Great Lakes Power), as well as through the Company’s approximately 66% interest in B2M Limited Partnership and approximately 55% interest in NRLP. Hydro One’s transmission business represented approximately 60% of its total assets as at December 31, 2022, and accounted for approximately 51% of its total revenues, net of purchased power1 in 2022 and approximately 26% of its total revenues in 2022, and approximately 50% of its total revenues, net of purchased power in 2021 and approximately 25% of its total revenues in 2021.

The Company’s transmission business is a rate-regulated business that earns revenues mainly from transmission rates that are subject to approval by the OEB. Transmission rates are generally determined using a performance-based model, which typically includes a cost-of-service base year. Transmission rates are administered and collected by the IESO and are remitted by the IESO to Hydro One on a monthly basis, which means that Hydro One’s transmission business has no direct exposure to end-customer counterparty risk.

Transmission rates are based on monthly peak electricity demand across Ontario’s transmission network. This gives rise to seasonal variations in Hydro One’s transmission revenues, which are generally higher in the summer and winter due to increased demand, and lower during other periods of reduced demand. Hydro One’s transmission revenues also include revenues associated with exporting energy to markets outside of Ontario. Ancillary revenue includes revenues from providing maintenance services to generators and from third-party land use.

Business

The Company’s transmission system serves substantially all of Ontario and transported approximately 138 TWh of energy throughout the province in 2022. Hydro One’s transmission customers consist of 35 local distribution companies (including Hydro One’s own distribution business) and 85 large industrial customers connected directly to the transmission network, including automotive, manufacturing, chemical and natural resources businesses. Electricity delivered over the Company’s transmission network is supplied by 135 generators in Ontario and electricity imported into the province through interties. Interties are transmission interconnections between neighbouring electric systems that allow power to be imported and exported.

The high voltage power lines in Hydro One’s transmission network are categorized as either lines which form part of the “bulk electricity system” or “area supply lines”. Power lines which form part of the bulk electricity system typically connect major generation facilities with transmission stations and often cover long distances, while area supply lines serve a local region. Ontario’s transmission system is connected to the transmission systems of Manitoba, Michigan, Minnesota, New York and Quebec through the use of interties, allowing for the import and export of electricity to and from Ontario.

Hydro One’s transmission assets were approximately $19 billion as at December 31, 2022 and include transmission stations, transmission lines, a control centre and telecommunications facilities. Hydro One has approximately 309 in-service transmission stations and approximately 30,000 circuit kilometres of high voltage lines whose major components include cables, conductors and wood or steel support structures. All of these lines are overhead power lines except for approximately 270 circuit kilometres of underground cables located in primarily urban areas.

1 Revenues, net of purchased power is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP, which is used to prepare the Company’s financial statements, and accordingly, these measures may not be comparable to similar measures used by other companies. Additional disclosure for this non-GAAP financial measure is incorporated by reference herein and can be found in the section titled “Non-GAAP Measures” of the Annual MD&A available on SEDAR under Hydro One Limited’s profile at www.sedar.com.

Hydro One’s transmission network is managed from a central location. This centre monitors and controls the Company’s entire transmission network and has the capability to remotely monitor and operate transmission equipment, respond to alarms and contingencies and restore and reroute interrupted power. There is also a backup facility which would be staffed in the event of an evacuation of the centre. In 2022, Hydro One’s new primary control centre became fully operational.

Hydro One uses telecommunications systems for the protection and operation of its transmission and distribution networks. These systems are subject to very stringent reliability and security requirements, which help the Company meet its reliability obligations and facilitate the restoration of power following service interruptions.

B2M Limited Partnership is Hydro One’s partnership with the Saugeen Ojibway Nation with respect to the Bruce-to-Milton transmission line. B2M Limited Partnership owns the transmission line assets relating to two circuits between Bruce TS and Milton Switching Station. Hydro One Networks owns the stations where the lines terminate. Hydro One maintains and operates the Bruce-to-Milton line and has an approximately 66% economic interest in the partnership.

NRLP is Hydro One’s partnership with Six Nations of the Grand River Development Corporation and, through a trust, the Mississaugas of the Credit First Nation. NRLP owns the Niagara Line. Hydro One maintains and operates the Niagara Line, and has an approximately 55% interest in the partnership. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – Niagara Reinforcement Limited Partnership” for more information.

In 2018, Hydro One completed the operational integration of HOSSM (formerly Great Lakes Power), which was acquired in October 2016.

Regulation

Transmission Rate Setting

The OEB provides two revenue plan options for transmission rates in Ontario: the Custom Incentive Rate Setting Plan (the “Custom IR Method”) and the Incentive-Based Revenue Index Rate Setting Plan (the “Revenue Cap Index”).

Under the Revenue Cap Index, the first year’s revenue requirement reflects the transmitter’s cost of service; and annually thereafter, this amount is subject to a formulaic increase reflecting inflation, partially offset by a productivity factor. The revenue requirement in these subsequent years is set on the assumption that the transmitter will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator. Under the Custom IR Method, a similar methodology to the Revenue Cap Index may be used; however, applications are multi-year and are designed to reflect a transmitter-specific revenue trend for the application term. For example, a transmitter may request incremental capital funding beyond amounts established in the base year revenue requirement.

The OEB sets transmission rates based on a two-step process. First, all transmitters apply to the OEB for approval of their revenue requirements. Second, the OEB aggregates the total revenue requirements of all transmitters in Ontario and applies a formula to arrive at a single set of rates that are charged to ratepayers for the three types of transmission services applicable in Ontario, namely: network services, line connection services and transformation connection services. The three separate rates charged for these services are the same for all transmitters and are referred to as “uniform transmission rates”. Uniform transmission rates for all transmitters are set by the OEB on an annual basis, using the revenue requirements set out in the most recent rate decision issued for each transmitter.

The filing requirements for transmitters mandate the integration of core RRF (defined below under “Business of Hydro One – Distribution Business Segment – Regulation – Distribution Rates”) concepts into revenue requirement applications. Transmitters applying for revenue requirements under the Custom IR Method or Revenue Cap Index must include: (i) evidence of the continuous improvement and efficiency gains anticipated to be achieved over the rate term; (ii) a mechanism to protect ratepayers in the event of earnings significantly in excess of the regulatory net income supported by the return on equity established in the approved revenue requirement; and (iii) proposed performance metrics applicable to their individual circumstances. A key component of rate-setting under the RRF is benchmarking evidence to support cost forecasts and system planning proposals.

Recent Transmission Rate Applications

Hydro One Networks, B2M Limited Partnership, HOSSM and NRLP file separate applications to the OEB for the approval of their transmission revenue requirement for transmission services.

Hydro One Networks

In September 2017, the OEB issued its decision on Hydro One Networks’ application for Hydro One Networks’ 2017-2018 transmission revenue requirement. In the decision, the OEB concluded that the net deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act to the federal and provincial tax regimes in connection with Hydro One Limited’s 2015 initial public offering should not accrue entirely to Hydro One Limited’s shareholders, but rather a portion should be shared with Hydro One Networks’ ratepayers. The OEB proposed a basis for sharing a portion of the tax savings resulting from the deferred tax asset with Hydro One Networks’ ratepayers by reducing the amount of taxes approved for recovery in Hydro One Networks’ 2017-2018 transmission revenue requirement. In November 2017, the OEB issued a decision and order that established the portion of the tax savings that should be shared with Hydro One Networks’ ratepayers.

In October 2017, Hydro One Networks filed with the OEB a motion to review and vary the OEB’s decision, and filed an appeal with the Ontario Divisional Court. The motion, among other things, sought allocation to Hydro One Limited’s shareholders of the full amount of the future tax savings arising from the deferred tax asset. In both the motion and the appeal, Hydro One Networks’ position was that the OEB made errors of fact and law in its determination of the allocation of the tax savings between Hydro One Limited’s shareholders and Hydro One Networks’ ratepayers. An OEB hearing of the merits of the motion was held in February 2018. In August 2018, the OEB granted the motion and returned the portion of the decision relating to the deferred tax asset to an OEB panel for reconsideration. In March 2019, the OEB upheld its original decision on the allocation of the deferred tax asset between Hydro One Limited’s shareholders and Hydro One Networks’ ratepayers. As a result, the Company recorded impairment charges relating to Hydro One Networks’ distribution and transmission deferred income tax regulatory asset.

In April 2019, Hydro One Networks filed an appeal with the Ontario Divisional Court with respect to the OEB’s deferred tax asset decision. The appeal was heard in November 2019, and in July 2020, the Ontario Divisional Court rendered its decision. The Ontario Divisional Court set aside the OEB decision, holding that the OEB decision was incorrect in law because the OEB had failed to apply the correct legal test. The Ontario Divisional Court held that the deferred tax asset should be allocated to shareholders in its entirety. However, the Ontario Divisional Court concluded that it did not have jurisdiction to substitute its own decision for that of the OEB and, with clear directions as to what the OEB’s decision must be, ordered that the matter be returned to the OEB. The OEB did not appeal the Ontario Divisional Court’s decision. As a result, the Company has recorded a reversal of the previously recognized impairment charge of Hydro One Networks’ distribution and transmission deferred income tax regulatory asset.

In September 2020, the Ontario Divisional Court issued its final order with respect to its decision. In October 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the deferred tax asset amounts allocated to Hydro One Networks’ ratepayers for the 2017 to 2022 period.

In April 2021, the OEB issued its decision on the implementation of the recovery of the deferred tax asset amounts allocated to Hydro One Networks’ ratepayers for the 2017 to 2022 period. The OEB approved recovery of the deferred tax asset amounts that had been allocated to Hydro One Networks’ ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. In addition, Hydro One Networks was required to adjust its transmission revenue requirement and its base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to its customers.

In March 2019, Hydro One Networks filed a three-year custom incentive rate application with the OEB for its 2020-2022 transmission revenue requirements. The application requested the OEB’s approval of revenue requirements of $1,623 million for 2020. In June 2019, Hydro One Networks filed updates to the application reflecting recent financial results and other adjustments.

In April 2020, the OEB issued its decision on Hydro One Networks’ 2020-2022 transmission rate application. In July 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue requirement of $1,630 million, $1,701 million and $1,772 million for 2020, 2021 and 2022, respectively.

In July 2020, the OEB issued its decision for the uniform transmission rates. The 2020 uniform transmission rates that were put in place on an interim basis on January 1, 2020 continued for the remainder of 2020 in light of the COVID-19 pandemic.

In December 2020, the OEB issued its decision and order setting the final 2021 uniform transmission rates effective January 1, 2021, which included the approval of a two-year disposition period for Hydro One Networks’ 2020 forgone revenue including interest, beginning on January 1, 2021.

In March 2018, the OEB requested that Hydro One Networks file a single application for distribution and transmission revenue requirements for the period from 2023 to 2027. In August 2021, Hydro One Networks filed a custom joint rate application for 2023-2027 (the “JRAP”) which included a proposed investment plan supporting the transmission and distribution revenue requirements. The JRAP requested the OEB’s approval of transmission revenue requirements of $1,823 million for 2023, $1,938 million for 2024, $2,028 million for

2025, $2,140 million for 2026 and $2,219 million for 2027.

In March 2022, Hydro One Networks filed updated evidence as part of the JRAP reflecting the impacts of updated inflation assumptions on the proposed investment plan as well as updated load forecasts. In October 2022, Hydro One Networks filed a settlement proposal with the OEB, which was further updated in November 2022 to reflect, among other things, the OEB’s cost of capital parameters and inflation factor for 2023. In November 2022, the OEB approved the settlement in whole and issued its final rate order for the 2023-2027 transmission rates approving a revenue requirement of $1,952 million, $2,073 million, $2,168 million, $2,277 million, and $2,362 million for 2023, 2024, 2025, 2026, and 2027, respectively. Notwithstanding that the parties to settlement agreed to reduce Hydro One Networks’ proposed capital and operating expenditures, the approved revenue requirement exceeds Hydro One Networks’ proposed revenue requirement due to increases to the OEB’s cost of capital parameters and inflation factor for 2023. See also “Business of Hydro One – Distribution Business Segment – Regulation – Recent Distribution Rate Applications – Hydro One Networks”.

B2M Limited Partnership

In July 2019, B2M Limited Partnership filed a transmission rate application for 2020-2024, seeking a base revenue requirement of $36 million for 2020 (subsequently updated to $33 million for lower ROE and interest rates), and a 1.4% revenue cap escalator index for 2021 to 2024. On December 9, 2019, B2M Limited Partnership reached a settlement on all issues with OEB staff and intervenors on the five-year revenue cap rate application for 2020-2024 to be effective January 1, 2020. The settlement accepts all of B2M Limited Partnership’s cost submissions but includes additional reliability reporting and a capital adjustment (reduction) factor of 0.6% to account for the decreasing rate base value. In January 2020, the OEB approved the settlement agreement, including a 2020 base revenue requirement of $33 million, and a revenue cap escalator index for 2021 to 2024. In December 2021, the OEB approved a rate increase of 1.9% effective January 1, 2022. In November 2022, the OEB approved a rate increase of 3.2% effective January 1, 2023.

HOSSM

HOSSM is under a ten-year deferred rebasing period for years 2017-2026, following receipt of approval by the OEB of Hydro One’s acquisition of HOSSM in October 2016. In July 2018, HOSSM filed a 2019 application to allow for inflationary increase (“revenue cap escalator factor”) to its previously approved revenue requirement. The revenue cap escalator factor is designed to add inflationary increases to the revenue requirement on an annual basis. In June 2019, the OEB approved the revenue cap escalator index at 1.1% (net), which was applied to HOSSM’s base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework. In December 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved the revenue cap adjustment requesting an increase to the 2020 revenue requirement of 1.5% (inflation factor of 1.8% less stretch factor of 0.3%). In December 2021, the OEB approved a rate increase of 2.2% effective January 1, 2022. In November 2022, the OEB approved a rate increase of 3.5% effective January 1, 2023.

Niagara Reinforcement Limited Partnership

In 2018, the NRLP was formed for the purpose of owning a new 230 kV transmission line in the Niagara region (the “Niagara Line”) to enable generators in the Niagara area to connect to load centres of the Greater Toronto and Hamilton areas.

In October 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. In December 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. In February 2020, NRLP reached a settlement on all issues, accepting the 2020 base costs and the 2019 incurred costs as presented. The settlement included a 50% reduction to the inflation component and a 0.6% capital adjustment factor to account for a decreasing rate base value. In April 2020, the OEB approved the settlement agreement. In December 2021, the OEB approved a rate increase of 0.65% effective January 1, 2022. In November 2022, the OEB approved a rate increase of 1.3% effective January 1, 2023.

Reliability Standards and Regulations for Transmission

The Company’s transmission business is required to comply with various mandatory regulations for transmission reliability, including mandatory standards, directories, market rules, and the Transmission System Code (collectively, the “Reliability Standards”) established by NERC, NPCC, the OEB and the IESO, which are international, regional and Ontario reliability regulatory authorities, respectively, involved in regulating, promoting and otherwise improving the reliability of transmission networks in North America. Hydro One’s compliance with these Reliability Standards is enforced by the OEB, IESO and the Canadian Energy Regulator.

In addition to the currently enforced Reliability Standards, NERC, NPCC, the OEB and IESO continue to develop and issue new and revised Reliability Standards and other regulations, including Critical Infrastructure Protection Standards and Cybersecurity Regulations with which Hydro One and other utilities, owners and operators of the bulk electricity system in North America must comply. Hydro One expects to continue to perform work, and to incur associated costs, in order to achieve, sustain and demonstrate compliance with all of these Reliability Standards. Hydro One anticipates that these costs will be recovered in rates. See the Annual MD&A under the subheadings “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Compliance with Laws and Regulations”, “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk Associated with Information Technology (IT), Operational Technology (OT) Infrastructure and Data Security” and “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risks Relating to Asset Condition, Capital Projects and Innovation” for more information.

Regional Planning

The OEB oversees regional planning processes to ensure that transmission and distribution investments are coordinated at a regional level. One of the OEB objectives for regional planning is to review and/or rely on the recommendations within the regional planning reports to support rate applications submitted by transmitters and distributors and “leave to construct” applications submitted by transmitters. In Ontario, the first and last phases (Needs Assessment and Regional Infrastructural Plan) of the regional planning process are led by the transmitter responsible for a particular geographic region. Hydro One also coordinates with the IESO on its Integrated Regional Resource Planning, which is another phase of the regional planning process. For this purpose, the province is divided into 21 regions. As the largest transmitter in Ontario, Hydro One plays a key role in the regional planning process and is responsible for leading the regional planning process in 20 of the 21 designated regions.

In conducting regional planning, Hydro One works closely with the IESO and all distributors in the region through study teams to jointly identify needs and develop transmission and distribution investment options.

In December 2020, the OEB announced that it was initiating a consultation to undertake a review of the regional planning process that applies to Ontario’s electricity sector, to improve the efficiency and effectiveness of the current regional planning process. As a result, the OEB re-established its Regional Planning Process Advisory Group (“RPPAG”), comprised of a number of interested stakeholders, including Hydro One, to assist in its review. In December 2021, the RPPAG provided its report to the OEB with recommendations intended to improve the regional planning process in Ontario. In April 2022, the OEB issued a letter endorsing the recommendations and provided an implementation plan. The RPPAG has made several changes to the regional planning process, some of which have been implemented and others of which are expected to be formally implemented in early 2023.

Capital Expenditures

The Company anticipates that it will spend in the range of approximately $1,446 million to $1,565 million per year, over the next five years, on capital expenditures relating to its transmission business. The Company’s capital expenditure plans are included in Hydro One’s applications to the OEB for transmission and distribution rates and are subject to approval by the OEB. See the Annual MD&A under the subheadings “Capital Investments – Future Capital Investments” and “Capital Investments – Major Transmission Capital Investment Projects” for more information on future capital expenditures.

The Company incurs both sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are those investments required to replace or refurbish our assets and facilities to ensure that the transmission system continues to function as originally designed. Hydro One’s plans to maintain, refurbish or replace existing assets are based upon risk assessments, asset condition assessments and end-of-service life criteria specific to each type of asset. Priorities are assigned to each type of investment based upon the extent of the risks that it mitigates.

Investments to sustain Hydro One’s transmission assets are critical to maintain the safety, reliability and integrity of its existing transmission network. Hydro One’s sustainment capital plan is designed to maintain Hydro One’s transmission reliability performance, as determined by measures such as the average frequency and duration (in minutes) of unplanned interruptions per delivery point. The Company expects that significant investments will be required to sustain its existing infrastructure over the long term.

The Company’s development capital expenditure plan is designed to address Ontario’s expected change in the generation profile, accommodate load growth in areas throughout Ontario and support the economic growth in Ontario including industrial and agricultural growth and connection of the remote communities in the northern part of the province. Development capital expenditures include those investments required to develop and build new large-scale projects such as new transmission lines and stations as well as smaller projects such as transmission line or station reinforcements, extensions or additions to connect generation or serve load.

The Company engages with various stakeholders, including its customers and the IESO, as it develops its capital plans. It also engages affected communities and parties who may be impacted by individual projects. The Company also consults with Indigenous communities whose rights may be affected by its projects.

Competitive Conditions

Within our principal market of Ontario, the Company operates and maintains substantially all of the transmission system. Competition for transmission services in Ontario is currently limited. The adoption by the OEB of uniform transmission rates that apply to all transmitters also reduces the financial incentive for customers to seek alternative transmission providers, since each transmitter in Ontario charges the same uniform rate for transmission services. Hydro One competes with other transmitters for the opportunity to build new large-scale transmission facilities in Ontario. The competitive process was amended in 2016 by the proclamation of the Energy Statute Law Amendment Act to allow for the selection of a transmitter outside the existing competitive process. The 2017 Long-Term Energy Plan directed the IESO to develop a transmission procurement process that is clear, cost-effective, efficient and able to respond to changing policy, market and system needs. In October 2020, the IESO, Infrastructure Ontario and the Canada Infrastructure Bank issued a written market sounding to obtain views and insights of various parties regarding potential IESO-led competitive transmission procurement transaction structures, including the role of government, project development activities, allocation of risks and potential financing arrangements. In early 2021, the IESO initiated an engagement to formalize the bulk system planning process. The IESO has noted that the output of the process will inform competitive mechanisms to meet Ontario’s resource adequacy needs. The IESO has not provided any further direction.

Hydro One does not compete with other transmitters with respect to investments which are made to sustain or develop its existing transmission infrastructure.

Distribution Business Segment

Overview

Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which Hydro One, through Hydro One Inc., owns primarily through its wholly-owned subsidiary, Hydro One Networks, the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities, which supplies electricity to customers in remote communities in northern Ontario. The Company’s distribution rates are generally determined using a performance-based model, except for the distribution rates of Hydro One Remote Communities, which are set on a cost-recovery basis and do not include a return on equity.

Hydro One’s distribution business represented approximately 38% of its total assets as at December 31, 2022, and accounted for approximately 48% of its total revenues in 2022, net of purchased power,2 and approximately 73% of its total revenues in 2022 and approximately 49% of its total revenues in 2021, net of purchased power and approximately 74% of its total revenues in 2021. Distribution revenues include distribution rates approved by the OEB and amounts to reimburse Hydro One for the cost of purchasing electricity delivered to its distribution customers. Distribution revenues also include minor ancillary service revenues, such as fees related to the joint use of the Company’s distribution poles by participants in the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

As at December 31, 2022, Hydro One’s distribution assets were approximately $12 billion.
2 Revenues, net of purchased power is a non-GAAP financial measure.

Business

Hydro One delivers electricity through its distribution network to approximately 1.5 million residential and business customers, most of whom are located in rural areas, as well as 44 local distribution companies (including Hydro One’s own distribution business).

Hydro One’s distribution system includes approximately 125,000 circuit kilometres of primary low-voltage distribution lines and approximately 1,000 distribution and regulating stations. Other distribution assets include poles, transformers, service centres and equipment.

Hydro One’s distribution system services a predominantly rural territory. As a result of the lower population density in the Company’s service territory, the Company’s costs to provide distribution services may be higher than those of distributors who service urban areas. Furthermore, unlike the distribution systems found in urban areas, most of Hydro One’s distribution system was not designed with redundancy, to be interconnected in loops with other distribution lines, with the result that interruptions experienced at any point along a distribution line in Hydro One’s network can cause all customers downstream of the interruption point to lose power. Accordingly, the reliability of Hydro One’s distribution system is lower than that of local distribution companies which service urban territories that typically have redundancy built into their systems.

The Company engages in vegetation management activities to maintain the reliability of Hydro One’s distribution system on a preventive basis and to protect public health and safety. This consists of the trimming or removal of trees to lower the risk of contact with distribution lines, thereby reducing the risk of power outages, and preventing potential injury to the public or employees. The Company’s monitoring systems assist with determining areas of priority and with system restoration. The Company relies on its local line crews for these restoration activities.

Hydro One’s distribution business is involved in the connection of new sources of electricity generation, including renewable energy. Hydro One invests in upgrades and modifications to its distribution system to accommodate these new sources of generation and ensure the continued reliability of its distribution network. As at December 31, 2022, there were approximately 18,000 small, mid-size and large embedded generators connected to Hydro One’s distribution network, including approximately 16,500 generators with capacities of up to 10 kW. As at December 31, 2022, Hydro One also had approximately 137 generators pending connection.

Hydro One has played a significant role in the installation of smart meters and the migration of distribution customers to time-of-use pricing in Ontario. Smart meters are regarded as an integral means of promoting a culture of conservation and allow customers to change their electricity consumption patterns and reduce their costs. Hydro One has completed all material activities associated with the implementation of smart meters and has transitioned the vast majority of its customers to Time-of-Use pricing. As part of the JRAP, in November 2022, the OEB approved in whole Hydro One Networks’ proposed capital program to modernize the entire smart metering infrastructure as system and assets reach their end of service over the next several years. The new systems will further enable customer interaction and grid operation capabilities. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications” and “Business of Hydro One – Distribution Business Segment – Regulation – Recent Distribution Rate Applications – Hydro One Networks” for more information on Hydro One Networks’ application.

Regulation

Distribution Rates

Distribution rates in Ontario are determined using a performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors: A Performance-Based Approach, which is sometimes referred to as the “RRF”. Under the RRF, distributors in Ontario may choose one of three rate-setting methods, depending on their capital requirements: 4th Generation Incentive Rate-Setting (now known as “Price Cap IR”), Custom IR Method, or Annual Incentive Rate-Setting Index.

The RRF contemplates that under the Price Cap IR method, a distributor will apply for the approval of its revenue requirement for an initial base year, reflecting the distributor’s cost of service. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the distributor will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator.

Under the Custom IR Method, a similar methodology to the Price Cap IR may be used; however, applications are multi-year and are designed to reflect a distributor-specific revenue trend for the application term. For example, a distributor may request incremental capital funding beyond amounts established in the base year revenue requirement.

The scope of applications under the Annual Incentive Rate-Setting Index option is limited to formulaic adjustments to prior year OEB-approved rates. The adjustment provides an increase based on inflation, partially offset by a productivity factor. Distributors under this plan do not have access to mechanisms for additional capital funding beyond the formulaic adjustment.

The RRF allows the distributor to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision, subject to any sharing mechanisms that may be required by the OEB, as indicated in the decision of each rate application. This approach allows the distributor an ability to earn more than its allowed return on equity. The RRF also requires distributors to demonstrate certain performance outcomes, namely: customer focus, operational effectiveness, public policy responsiveness and financial performance. The OEB has stated that customer-focused outcomes and continuous performance improvements by distributors are central to the RRF framework objectives and are considered as part of a distributor rate application.

Performance measures are an important part of the RRF, and the OEB has established a standard performance scorecard for all distributors, which is reported annually. Distributors may also propose additional performance measures for approval by the OEB. Distributors are required to report to the OEB on their performance against the performance measures approved.

The OEB’s review process of the anticipated cost of service for providing distribution services under the RRF follows a process similar to that of a transmission rate application. Once the revenue requirement for distribution services is determined, it is allocated across the distributor’s customer rate classes using a methodology approved by the OEB resulting in the setting of individual rates for distribution services based on each customer rate class. Distribution rates in Ontario are not the same for all distributors and reflect the particular circumstances of each distributor, including its own costs of providing electricity service to its own particular customers. The OEB policy, A New Distribution Rate Design for Residential Electricity Customers, changes the current distribution rate design for residential customers (a combination of a fixed monthly rate and a variable charge) to a fixed monthly charge only. In December 2015, the OEB increased the transition period for certain customer classes of Hydro One Networks to mitigate bill impacts. Implementation will be completed by 2024 for the majority of Hydro One Networks’ residential customers, depending on rate class. Changes to rate design will not impact the total revenue to be collected from these customer classes.

Recent Distribution Rate Applications

The Company’s distribution rates, other than the distribution rates of Hydro One Remote Communities, are determined by using a performance-based model.

Hydro One Networks

In March 2017, Hydro One Networks filed a custom application with the OEB for its 2018-2022 distribution rates. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels. In accordance with the OEB decision rendered in March 2019, Hydro One Networks filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. In June 2019, the OEB approved the rate order confirming these updated revenue requirements which include impacts of both the 2018-2022 distribution rate decision and the OEB’s deferred tax asset decision.

In March 2018, the OEB issued a letter stating that the OEB expected Hydro One Networks to file a joint distribution-transmission rate application for the period from 2023 to 2027. In August 2021, Hydro One Networks filed a custom joint rate application for 2023-2027 (the “JRAP”) which included a proposed investment plan supporting the transmission and distribution revenue requirements. The JRAP requested the OEB’s approval of distribution revenue requirements of $1,632 million for 2023, $1,711 million for 2024, $1,785 million for 2025, $1,881 million for 2026 and $1,965 million for 2027. In March 2022, Hydro One Networks filed updated evidence reflecting the impacts of updated inflation assumptions on the proposed investment plan as well as updated load forecasts. In October 2022, Hydro One Networks filed a settlement proposal with the OEB, which was further updated in November 2022 to reflect, among other things, the OEB’s cost of capital parameters and inflation factor for 2023. In November 2022, the OEB approved the settlement in whole and issued its final rate order for the 2023-2027 distribution rates approving a revenue requirement of $1,727 million, $1,813 million, $1,886 million, $1,985 million, and $2,071 million for 2023, 2024, 2025, 2026, and 2027, respectively. Notwithstanding that the parties to settlement agreed to reduce Hydro One Networks’ proposed capital and operating expenditures, the approved revenue requirement exceeds Hydro One Networks’ proposed revenue requirement due to increases to the OEB’s cost of capital parameters and inflation factor for 2023. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – Hydro One Networks” for more information.

Hydro One Remote Communities

In November 2021, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a

3.3% increase to 2021 base rates to reflect the OEB’s annually updated inflation parameters for electricity distributors for 2022. In March 2022, the OEB approved the application for rates and other charges which became effective on May 1, 2022. In August 2022, Hydro One Remote Communities filed its Cost of Service rate application for 2023-2027, which includes a proposed 3.72% overall rate increase, recovery of variance accounts and additional increases to the Rural and Remote Rate Protection program. A decision is anticipated in early 2023.

Hydro One Remote Communities’ business is exempt from a number of sections of the Electricity Act which relate to the competitive market. For example, Hydro One Remote Communities continues to apply bundled rates to customers in remote communities. Hydro One Remote Communities’ business is operated on a break-even basis, without a return on equity included in rates. As a result, any net income or loss in the year related to the regulated operations of Hydro One Remote Communities is recorded in a regulatory variance account for disposition in future rate applications.

Conservation and Demand Management

In March 2019, the Province directed the IESO to cancel the 2015-2020 Conservation First Framework and assume accountability for centralized delivery of conservation programs under an interim framework. Under the IESO’s previous 2015-2020 Conservation First Framework, distributors in Ontario were responsible for developing and delivering CDM plans approved and funded by the IESO and reporting on their progress towards achieving projected energy savings targets.

The interim framework was in effect from April 1, 2019 to December 31, 2020 and offered energy-efficiency incentives and rebates to electricity customers. This was further extended to December 31, 2021 and again to August 31, 2022 by directives from the Minister of Energy in relation to the impacts of COVID-19. Under the interim framework, distributors, including Hydro One, were allowed to offer local programs that do not overlap with the IESO’s program offerings. Hydro One continues to deliver CDM programs to those customers for whom CDM project applications were approved.

In September 2020, the Minister of Energy issued a directive to the IESO establishing a $692 million CDM framework for the 2021-2024 period, effective January 1, 2021. The CDM framework focuses on cost-effectively meeting the needs of Ontario’s electricity system, regional and/or local electricity systems, including provincial peak demand reductions, which will be reassessed after the first two years. All programs are centrally delivered by IESO and address system needs identified in bulk, regional or distributor planning processes. Under the current framework, local distribution company participation will occur through the IESO’s competitive process. Hydro One is participating as an evaluator in the local initiatives program in two regions.

Capital Expenditures

Hydro One’s asset sustainment activities are based on an assessment of asset condition. Distribution asset renewals are undertaken when assessments indicate there is a high risk of failure and where further maintenance activities are not appropriate. The Company expects capital expenditures for its distribution business in the near term to focus on new load connections, storm damage, wood pole replacement, and system capability reinforcement. In addition, the Company expects to continue to construct new distribution lines and stations in response to system growth forecasts, continued suburban community development, high load relief requirements and requirements to connect new sources of generation. The Company expects that it will spend in the range of approximately $924 million to $1,043 million per year over the next five years on capital expenditures relating to its distribution business.

Hydro One is continuing to modernize its distribution system through the deployment of smart devices (including remotely controllable switches and breakers as well as faulted circuit indicators) as power system assets are renewed. Hydro One has implemented a Distribution Management System (“DMS”) at its Ontario Grid Control Centre. The DMS has enabled Hydro One to monitor and control distribution components, perform real-time analysis and determine, with greater precision, the location of equipment failures. Additional functionality is planned to allow field staff to view system conditions remotely in real-time. Smart metering data will also be used to deliver operational and asset management benefits such as better notification of outages and their scope, asset loading information and other data. See the Annual MD&A under the subheading “Capital Investments – Future Capital Investments” for more information on future capital expenditures.

Competitive Conditions

Hydro One’s distribution service area is described in its distribution licence issued by the OEB. Only one distributor is permitted to provide distribution services in a service territory, and distributors have exclusive rights to provide service to new customers located within their service territory. As a result, there is very little direct competition for distribution services in Ontario, except near the borders of adjoining service territories, where a distributor may apply to the OEB to claim the right to serve new customers or new loads not currently connected to its distribution grid.

Ontario remains an active environment for local distribution company consolidation, resulting in competition for acquisition or merger opportunities. Potential acquirers may include strategic and financial buyers, in addition to other local distribution companies. Hydro One believes that it is well-positioned to continue to pursue consolidation opportunities within Ontario that are beneficial to all stakeholders. Consolidation continues within Ontario.

Other Segment

Hydro One’s other segment consists principally of its telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses. The telecommunications business is carried out by its wholly-owned subsidiary Acronym Solutions Inc. (formerly, Hydro One Telecom). It also offers comprehensive information and communications technology (ICT) services and solutions (including: internet & network, security, voice & collaboration, cloud and managed IT) that extend beyond Acronym Solutions Inc.’s fibre optic network, in a competitive commercial market.

Acronym Solutions Inc. is not regulated by the OEB. However, Acronym Solutions Inc. is registered with the Canadian Radio-television and Telecommunications Commission as a non-dominant, facilities-based carrier, providing broadband telecommunications services in Ontario with connections to Montreal, Quebec; Buffalo, New York; and Detroit, Michigan.

The other segment also includes a deferred tax asset. The deferred tax asset arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of the Company’s initial public offering in 2015. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate

Applications – Hydro One Networks” for information on the deferred tax asset. Furthermore, Hydro One’s other segment also includes Aux Energy Inc., a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients, and Ontario Charging Network LP, a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated.

The other segment represented approximately 2% of Hydro One’s total assets as at December 31, 2022, and accounted for approximately 1% of its total revenues, net of purchased power,3 in 2022 and 2021 and approximately 1% of its total revenues in 2022 and 2021.

Indigenous Communities

Hydro One believes that building and maintaining respectful, positive and mutually beneficial relationships with Indigenous communities across the province is important to achieving the Company’s corporate objectives. Hydro One has established an Indigenous Relations Policy, demonstrating the Company’s desire to work proactively to build relationships with Indigenous communities based on understanding, respect and mutual trust. Hydro One is committed to working with Indigenous communities in a spirit of cooperation, partnership and shared responsibility. Hydro One’s equity partnerships with the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line and with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation in respect of the Niagara Line demonstrate the Company’s commitment to these principles. In keeping with the Company’s Indigenous Relations Policy, Hydro One’s Indigenous Relations team provides guidance and advice to support the Company in developing and advancing positive relationships. Hydro One also has several programs related to Indigenous communities and their citizens. These include educational and training opportunities which provide opportunities for work terms, Indigenous procurement partnership agreements along with community investments, customer support and outreach. Together, Hydro One Networks and Hydro One Remote Communities serve approximately 100 First Nation communities.

In September 2022, Hydro One announced its new equity partnership model pursuant to which it will offer First Nations a 50% equity stake in all new, future large-scale capital transmission line projects with a value exceeding $100 million.

Hydro One supports Indigenous Procurement and has committed to reaching a target of 5% of total sourceable spend with Indigenous businesses by 2026.

The Company’s Indigenous Peoples, Safety & Operations Committee of the Board is responsible for assisting the Board in discharging the Board’s oversight of responsibilities relating to effective occupational health and safety and environmental policies and practices at Hydro One, and its relationship with Indigenous communities.

Outsourced Services

Hydro One has outsourced certain non-core functions, including facilities management services with respect to its stations and other facilities, and certain back-office services such as information technology, payroll, and
3 Revenues, net of purchased power is a non-GAAP financial measure.

finance and accounting services. The Company’s back-office services were provided by a third-party service provider under an agreement that expired on December 31, 2021 for finance and accounting services, and the finance and accounting services were insourced back to Hydro One in 2022. For payroll, an extension of services under an agreement with a third-party provider was negotiated to continue until December 31, 2023, at which time payroll services will be insourced back to Hydro One. The Company’s information technology services are provided by a third-party service provider under an agreement that expires on February 29, 2024, with an option to extend for two additional one-year terms, each at the Company’s discretion. The Company’s facilities management services are provided by a third-party service provider under an agreement that expires on December 31, 2024, with an option for the Company to renew the agreement for an additional term of three years, at the Company’s discretion.

Employees

As at December 31, 2022, Hydro One had approximately 6,500 regular and 1,100 non-regular employees province-wide comprised of a mix of skilled trades, engineering, professional, managerial and executive personnel. The average number of Hydro One employees in 2022 was approximately 9,300, consisting of approximately 6,500 regular employees and approximately 2,800 non-regular employees. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for contingent workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project basis. This arrangement provides the Company with more flexibility to address seasonal needs and unanticipated changes to its budgeted work programs. The Company also offers apprenticeship and technical training programs to ensure that future staffing needs will continue to be met.

In February 2021, Hydro One finalized agreements with the Power Workers’ Union (the “PWU”), the Society of United Professionals (the “Society”), Inergi LP, and Capgemini Canada Inc. to transfer approximately 234 represented Inergi LP employees to Hydro One by January 1, 2022.

The collective agreement between Hydro One Inc. and the Society expired on March 31, 2021. On June 25, 2021, Hydro One Inc. and the Society reached a tentative agreement, and the agreement was ratified on July 30, 2021 and will expire on March 31, 2023. Collective bargaining to renew this agreement is currently underway.
The collective agreement between Hydro One Inc. and the PWU (for the main agreement, covering classifications excluding Customer Service Operations (“CSO”)) expires on March 31, 2023. Collective bargaining to renew this agreement is currently underway. The collective agreement between Hydro One Inc. and the PWU covering CSO expired on September 30, 2022. Collective bargaining to renew this agreement commenced on August 29, 2022 and is ongoing.

The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (the “EPSCA”). EPSCA is an employers’ association of which Hydro One is a member. The EPSCA construction collective agreements, which bind Hydro One, were renewed for a five-year period, covering May 1, 2020 to April 30, 2025. The Canadian Union of Skilled Workers (the “CUSW”) is an electrical construction union that represents Hydro One’s direct hire construction electrician and linespersons. The Hydro One Inc. and CUSW collective agreement expired on April 30, 2022. On April 29, 2022, Hydro One Inc. reached an agreement with CUSW covering the period from May 1, 2022 to April 30, 2026. See the Annual MD&A under the headings “Hydro One Work Force” and “Collective Agreements” for more information on employees.

Health, Safety and Environmental Management

Hydro One has an integrated Health, Safety and Environment Management System that includes key elements for the successful minimization of risk and continued performance improvements. Health, safety and environmental hazards and risks are identified and assessed, and controls are implemented to mitigate significant risks. The Company has policies in place regarding Health and Safety, Environment, Workplace Violence and Harassment and Public Safety.

Hydro One Networks is a designated “Sustainable Electricity Company” by the Canadian Electricity Association. This designation demonstrates Hydro One’s commitment to responsible environmental, social and economic practices, and to the principles of sustainable development.

Given the nature of the work undertaken by Hydro One employees, health and safety remain one of the Company’s top priorities. Safety is one of Hydro One’s core values. The Company has developed and is continuing to deliver its safety improvement plan consisting of programs and initiatives for incident prevention and to minimize the risk of injury to its employees and the public associated with its facilities and operations.

In 2019, Hydro One’s recordable injury rate reached less than 1 per 200,000 hours worked, a level which has since been maintained year over year. While the Company will continue to monitor and focus on its recordable injury rate, its primary focus is on the elimination of all life altering serious injuries and fatalities as our key Health & Safety performance measure. The Company is also raising the profile of our near miss incident reporting to ensure that the Company learns from and addresses the procedures, training and policies that lead to a safer workplace. All measures are monitored by management and by the Indigenous Peoples, Safety & Operations Committee, a committee of the Board. Management compensation has been tied, in part, to meaningfully improving annual health and safety performance targets. In the event of a fatality and subject to a system investigation, this component of management compensation would not be paid. A program allowing for an effective early and safe return to work has allowed the Company to ensure that, when injuries occur, employees recover and return to the workplace as soon as possible.

Hydro One continues with its “Journey to Zero” safety initiative that began in 2009. This initiative compares Hydro One to other companies to identify performance gaps. Safety perception assessments are completed regularly. The most recent assessment identified opportunities for improvement and, along with other inputs, the Company expects to use this information to develop activities that will make a significant difference to safety in the workplace.

Environmental Regulation

Hydro One is subject to extensive federal, provincial and municipal regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water, air and land, and the generation, storage, transportation, disposal and release of various hazardous substances. Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur. Estimated changes are accounted for prospectively.

Permits and Approvals

The Company is required to obtain and maintain specified permits and approvals from federal, provincial and municipal authorities relating to the design, construction and operation of new and upgraded transmission and distribution facilities. Examples include environmental assessment approvals, permits for facilities to be located in parks or other regulated areas, water crossing permits, and approvals to discharge to air and water. Some projects may require environmental approvals from the federal government. Interconnections with neighbouring utilities in other provinces and states also require federal approval and will be subject to federal regulatory review. Hydro One makes every effort during consultation to ensure that Indigenous communities are engaged and that their issues and concerns are reflected in the Company’s environmental assessment process and planning.

In general, larger projects are subject to a comprehensive environmental assessment process, pursuant to the Environmental Assessment Act. The majority of approvals fall under a class environmental assessment process which provides for more streamlined approvals. The scope, timing and cost of environmental assessments are dependent on the scale and type of project, the location (urban versus rural), the environmental sensitivity of affected lands and the significance of potential environmental effects.

Regulation of Releases

Federal, provincial and municipal environmental legislation regulates the release of specific substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment, which can include liquids, gasses and noise. Releases occur in the course of the Company’s normal operations. Accordingly, Hydro One has spill, leak prevention and leak mitigation programs involving the testing, replacement, repair and installation of containment systems including re-gasketting of transformers and sulphur-hexafluoride-filled equipment. In addition, the Company has an emergency response capability which the Company believes is sufficient to minimize the environmental impact of spills and to comply with its legal obligations.

Hazardous Substances

Hydro One manages a number of hazardous substances, such as PCBs, herbicides, and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation, such as asbestos, lead and mercury. The Company has environmental management programs in place to deal with PCBs, herbicides, asbestos, and other hazardous substances.

Land Assessment and Remediation

Hydro One has a proactive land assessment and remediation program in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. These programs involve the systematic identification of contamination at or from these facilities and, where necessary, the development of remediation plans for the Company’s properties and affected adjacent private properties. As at December 31, 2022, future expenditures related to Hydro One’s land assessment and remediation program were estimated at approximately $44 million. These expenditures are expected to be spent over the period ending 2049. Additional acquisitions could add to land assessment and remediation expenditures. The expenditures on this program for 2022 were approximately

$6 million. These costs are expected to be recovered in the Company’s transmission and distribution rates and amounts payable to the Company pursuant to the Rural or Remote Electricity Rate Protection Program.

Insurance

Hydro One maintains insurance coverage, including liability, all risk property, boiler and machinery and directors’ and officers’ insurance. The Company also maintains other insurance coverage that is required by law, covering risks such as automobile liability, pesticide liability and aircraft liability. The Company does not have insurance for damage to its transmission and distribution wires, poles or towers located outside transmission and distribution stations, including damage caused by severe weather, other natural disasters or catastrophic events or for environmental remediation costs. The OEB has generally permitted the recovery of costs associated with extreme weather events.

Ombudsman

The Electricity Act requires that the Company have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board on matters raised with the ombudsman by or on behalf of customers. These procedures are set out in a written mandate and terms of reference.

The role of the ombudsman is to facilitate resolution of complaints by customers of the Company that remain unresolved after having been processed through the Company’s complaints handling process. The ombudsman is an impartial and independent investigator, who makes recommendations to facilitate the resolution of both individual and systemic issues with a view to achieving a resolution that is fair to both the customer and the Company. The main purposes of the ombudsman are to address procedural and substantive unfairness, handle unresolved complaints, conduct systemic reviews that will lead to improvements in programs and systems, support the Company in holding its employees accountable for carrying out the Company’s directives and their responsibilities, and support the Board in its mandate to govern in a just, fair, and equitable manner. The ombudsman is mandated to work with the OEB to maintain integrated procedures for liaising with the Company and inquiring into matters raised by customers with the ombudsman. The ombudsman is an office of last resort within the Company.

RISK FACTORS

A discussion of Hydro One Limited’s risk factors can be found under the heading “Risk Management and Risk Factors” in the Annual MD&A.

DIVIDENDS

The Company declared and has paid or will pay cash dividends to common shareholders and holders of Series 1 preferred shares from 2020 to date as follows:

Common Shares
Fiscal Year	Date Declared	Record Date	Payment Date	Amount per Share
2020	February 11	March 11	March 31	$0.2415
	May 7	June 10	June 30	$0.2536
	August 10	September 9	September 30	$0.2536
	November 5	December 9	December 31	$0.2536
2021	February 23	March 17	March 31	$0.2536
	May 6	June 9	June 30	$0.2663
	August 9	September 8	September 30	$0.2663
	November 8	December 8	December 31	$0.2663
2022	February 24	March 16	March 31	$0.2663
	May 4	June 8	June 30	$0.2796
	August 8	September 14	September 29	$0.2796
	November 10	December 14	December 30	$0.2796
2023	February 13	March 15	March 31	$0.2796
Series 1 Preferred Shares(1)
2020	February 11	N/A	February 20	$0.265625
	May 7	N/A	May 20	$0.265625
	August 10	N/A	August 20	$0.265625
	November 5	N/A	November 20	$0.265625

Note:
(1)The Series 1 preferred shares were redeemed on November 20, 2020.

Dividend Policy

The Board has established a dividend policy pursuant to which Hydro One Limited expects to pay an annualised dividend amount on its common shares, based on a target payout ratio of 70% to 80% of net income. The amount and timing of any dividends payable by Hydro One Limited will be at the discretion of the Board and will be established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant.

The preferred shares of Hydro One Limited are entitled to a preference over the common shares with respect to the payment of dividends. Other than the foregoing, there is currently no restriction that would prevent the Hydro One Limited from paying dividends at current levels.

For more information on dividends, see the notes to the audited consolidated financial statements of Hydro One Limited as at and for the years ended December 31, 2022 and 2021.

Dividend Reinvestment Plan

In February 2016, the Board approved the creation of a dividend reinvestment plan (the “Dividend Reinvestment Plan”) which is currently in place. The Dividend Reinvestment Plan enables eligible shareholders to have their regular quarterly cash dividends automatically reinvested in additional Hydro One common shares acquired on the open market.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of Hydro One Limited’s articles, as they may be amended from time to time.
Hydro One Limited’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2022, there were 598,714,704 common shares, no Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.
Common Shares

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders, except meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series, and holders of common shares are entitled to one vote per share at all such meetings of shareholders. Hydro One Limited’s common shares are not redeemable or retractable. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares, including the Series 1 preferred shares and Series 2 preferred shares, holders of common shares are entitled to receive dividends if, as, and when declared by the Board. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares, including the Series 1 preferred shares and Series 2 preferred shares, holders of common shares are also entitled to receive the remaining assets of Hydro One Limited upon its liquidation, dissolution or winding-up or other distribution of Hydro One Limited’s assets for the purposes of winding-up its affairs. See “Dividends – Dividend Policy” for a description of Hydro One Limited’s dividend policy.

The Voting Securities of Hydro One Limited, which include the common shares, are subject to the Share Ownership Restrictions under the Electricity Act and certain other provisions contained in the articles of Hydro One Limited related to the enforcement of those share ownership restrictions. The Share Ownership Restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert), other than the Province or an underwriter who holds Voting Securities solely for the purposes of distributing them to purchasers who comply with the Share Ownership Restrictions, may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities of Hydro One Limited.

Preferred Shares

Hydro One Limited may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Board is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares.

Subject to the OBCA, holders of Hydro One Limited’s preferred shares or a series thereof are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One Limited except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Limited. The preferred shares are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Limited.

Series 1 Preferred Shares and Series 2 Preferred Shares

For the period commencing from October 31, 2015, and ending on and including November 19, 2020, the holders of Series 1 preferred shares were entitled to receive fixed cumulative preferential dividends of $1.0625 per share per year, if and when declared by the Board, payable quarterly on the 20th day of November, February, May and August in each year. The dividend rate initially reset on November 20, 2020 and resets every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield and 3.53%. The Series 1 preferred shares became redeemable by Hydro One Limited on November 20, 2020 at a redemption price equal to $25.00 for each Series 1 preferred share redeemed, plus any accrued or unpaid dividends. The holders of Series 1 preferred shares had the right, at their option, on November 20, 2020 and every fifth year thereafter, to convert all or any of their Series 1 preferred shares into Series 2 preferred shares on a one-for-one basis, subject to certain restrictions on conversion. On November 20, 2020, Hydro One Limited completed the redemption of all of the outstanding Series 1 preferred shares in accordance with their terms. See “General Development of the Business – Chronological Development of the Business – 2020 – 2020 Notes Offering and Series 1 Preferred Share Redemption” for more information.

The holders of Series 2 preferred shares will be entitled to receive quarterly floating rate cumulative dividends, if and when declared by the Board, at a rate equal to the sum of the then three-month Government of Canada treasury bill rate and 3.53% as reset quarterly. The Series 2 preferred shares will be redeemable by Hydro One Limited at a redemption price equal to $25.00 for each Series 2 preferred share redeemed if redeemed on November 20, 2025, or on November 20 every fifth year thereafter or $25.50 for each Series 2 preferred share redeemed if redeemed on any other date after November 20, 2020, in each case plus any accrued or unpaid dividends. The holders of Series 2 preferred shares will have the right, at their option, on November 20, 2025, and on November 20 every fifth year thereafter, to convert all or any of their Series 2 preferred shares into Series 1 preferred shares on a one-for-one basis, subject to certain restrictions on conversion.

In the event of the liquidation, dissolution or winding-up of Hydro One Limited, or any other distribution of assets of Hydro One Limited for the purpose of winding-up its affairs, the holders of Series 1 preferred shares and Series 2 preferred shares will be entitled to receive $25.00 for each Series 1 preferred share and each Series 2 preferred share held by them, plus any unpaid dividends, before any amounts are paid or any assets of Hydro One Limited are distributed to holders of common shares and any shares ranking junior to the Series 1 preferred shares and Series 2 preferred shares. After payment of those amounts, the holders of Series 1 preferred shares and Series 2 preferred shares will not be entitled to share in any further distribution of the property or assets of Hydro One Limited.

Except as required by the OBCA, neither the holders of Series 1 preferred shares nor the holders of Series 2 preferred shares shall be entitled to receive notice of, or to attend meetings of shareholders of Hydro One

Limited and shall not be entitled to vote at any such meeting, unless Hydro One Limited fails for eight quarters, whether or not consecutive, to pay in full the dividends payable on the Series 1 preferred shares or Series 2 preferred shares, as applicable, whereupon the holders of Series 1 preferred shares and Series 2 preferred shares, as applicable, shall become entitled to receive notice of and attend all meetings of shareholders, except class meetings of any other class of shares, and shall have one vote for each Series 1 preferred share or Series 2 preferred share held at such meetings, as applicable.

CREDIT RATINGS

As of December 31, 2022, Hydro One Limited’s long-term debt ratings were as follows:

Rating Agency	Long-term Debt Rating
DBRS Limited (“DBRS”)	A
S&P Global Ratings (“S&P”)	BBB+

Hydro One Limited has also been assigned an issuer credit rating of A with a stable trend from DBRS and A- with a stable outlook from S&P.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation.

The rating agencies rate long-term debt instruments by rating categories ranging from a high of AAA to a low of D. Long-term debt instruments which are rated in the A category by DBRS are in the third highest category and are considered to be of a good credit quality, with substantial capacity for the payment of financial obligations. Entities in the A category may be vulnerable to future events, but qualifying negative factors are considered manageable. The assignment of a “positive”, “stable” or “negative” trend provides guidance in respect of DBRS’ opinion regarding the trend for the rating. The rating trend indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in certain cases, unless challenges are addressed by the issuer. Long-term debt instruments which are rated in the BBB category by S&P are in the fourth highest category and exhibit adequate protection parameters although adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. S&P may modify the ratings from AA to CCC using a plus (+) or minus (-) sign to show relative standing within the major rating categories. The addition of a rating outlook such as “stable”, “positive”, “negative” or “developing” assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a ratings change.

The ratings mentioned above are not a recommendation to purchase, sell or hold Hydro One Limited’s debt securities and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of DBRS and S&P at any time in the future if, in their judgment, circumstances so warrant.

Hydro One has made, and anticipates making, payments to each of DBRS and S&P pursuant to the ratings agency services agreements entered into with such credit rating organizations with respect to the ratings assigned to the long-term debt (including the 1.41% Notes) of Hydro One Limited and long-term debt and commercial paper of Hydro One Inc. There have been no other services provided by DBRS or S&P to Hydro One within the last two years.

Various ratings organizations review the Company’s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.

MARKET FOR SECURITIES

Hydro One Limited’s Series 2020-1 Notes (1.41%) due October 15, 2027 are currently outstanding and are not listed on any exchange or similar market for securities.

Trading Price and Volume

The common shares are listed on the TSX under the symbol “H”. The following table sets forth the high and low reported trading prices and the trading volume of the common shares on the TSX for each month commencing January 2022:

Period	High ($)	Low ($)	Volume
January 2022	33.10	31.31	17,861,391
February 2022	33.67	30.52	36,059,922
March 2022	34.17	31.15	43,007,013
April 2022	36.09	33.56	18,230,214
May 2022	36.11	34.07	26,439,393
June 2022	35.81	32.44	37,928,284
July 2022	36.43	33.92	17,840,829
August 2022	36.44	35.00	18,842,654
September 2022	36.03	33.53	32,837,084
October 2022	34.71	30.87	23,944,837
November 2022	37.80	32.82	27,231,947
December 2022	38.27	35.62	23,383,770
January 2023	38.12	35.81	16,472,118
February 1 to February 13, 2023	36.67	34.71	12,527,161

DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth information regarding the directors and executive officers as of December 31, 2022. Each of the directors was first appointed effective August 14, 2018, unless otherwise noted. Each director is elected annually to serve until the earlier of his or her resignation or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
William Sheffield(1) Ontario, Canada	74	Interim President and CEO and Director		Interim President and CEO
Chris Lopez Alberta, Canada	48	CFO		CFO
Paul Harricks Ontario, Canada	68	Chief Legal Officer		Chief Legal Officer
Megan Telford Ontario, Canada	48	Chief Human Resources Officer		Chief Human Resources Officer
David Lebeter(2) Ontario, Canada	63	Chief Operating Officer		Chief Operating Officer
Timothy Hodgson Ontario, Canada	62	Director and Chair of the Board	Yes	Director
Cherie Brant Ontario, Canada	48	Director	Yes	Partner, Borden Ladner Gervais LLP	Governance & Regulatory Committee, Indigenous Peoples, Safety & Operations Committee
Blair Cowper-Smith(3) Ontario, Canada	74	Director	Yes	Director	Audit Committee; Human Resources Committee
David Hay New Brunswick, Canada	67	Director	Yes	Managing Director, Delgatie Incorporated	Governance & Regulatory Committee; Indigenous Peoples, Safety & Operations Committee (Chair)
Stacey Mowbray(4) Ontario, Canada	60	Director	Yes	Director	Audit Committee (Chair); Indigenous Peoples, Safety & Operations Committee
Mark Podlasly(6) British Columbia, Canada	57	Director	Yes	Director	Audit Committee; Human Resources Committee
Russel Robertson(3) Ontario, Canada	75	Director	Yes	Director	Audit Committee; Human Resources Committee
Melissa Sonberg Québec, Canada	62	Director	Yes	Adjunct Professor, McGill University	Audit Committee; Human Resources Committee (Chair)
Susan Wolburgh Jenah(3) (5) Ontario, Canada	67	Director	Yes	Director	Governance & Regulatory Committee (Chair); Indigenous Peoples, Safety & Operations Committee

Notes:
(1)Mr. Sheffield was appointed as Interim President and CEO of Hydro One Limited and Hydro One Inc. as of June 21, 2022. Mr. Sheffield resigned as Interim President and CEO of Hydro One Limited and Hydro One Inc. effective February 1, 2023. In his role as a director, Mr. Sheffield became a member of the Governance & Regulatory Committee, and Indigenous Peoples, Safety & Operations Committee effective February 1, 2023. Mr. Sheffield will not be standing for re-election.
(2)Mr. Lebeter was appointed as President and CEO and a director of Hydro One Limited and Hydro One Inc. effective February 1, 2023.

(3)These directors have been designated as the Province’s nominees to the board of directors of Hydro One Limited and Hydro One Inc. for the purpose of the Governance Agreement.
(4)Ms. Mowbray was appointed on July 23, 2020.
(5)Ms. Wolburgh Jenah was appointed on January 1, 2020.
(6)Mr. Podlasly was elected on June 8, 2022.

Effective February 1, 2023, William Sheffield stepped down as Interim President and Chief Executive Officer. Mr. Sheffield continues as a director of Hydro One Limited and Hydro One Inc.

Effective February 1, 2023, David Lebeter was appointed as President and Chief Executive Officer of Hydro One Limited and Hydro One Inc. and a director of Hydro One Limited and Hydro One Inc.

The following includes a brief profile of each of the executive officers and directors of Hydro One Limited, which includes a description of their present occupation and their principal occupations for the past five years:

David Lebeter – President and Chief Executive Officer, Chief Operating Officer

David Lebeter is the President and CEO of Hydro One Limited and Hydro One Inc., a position he assumed after being appointed effective February 1, 2023. Mr. Lebeter is also the Chief Operating Officer (COO) of Hydro One Networks, a role he assumed in January 2020. In his role as COO, Mr. Lebeter is responsible for transmission and distribution, including construction, maintenance, vegetation management as well as system operations, asset planning and engineering.

Mr. Lebeter is a highly regarded leader with over 40 years’ experience in the utility and forestry sectors and a reputation for driving improved safety, employee engagement, productivity, customer centricity and successfully delivering capital investments. Under Mr. Lebeter’s leadership, the company has improved safety, productivity, reliability and customer experience.

Before joining Hydro One, he held progressively senior positions in operations and safety at BC Hydro from 2005 to 2019, including leadership roles in generation, transmission, distribution and safety. During his tenure, he was responsible for improving safety, reliability, employee engagement and customer service, lowering costs and building trust with union leaders and Indigenous communities.

Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association.

Mr. Lebeter holds a Bachelor’s degree in Forestry from the University of British Columbia, and is a registered professional forester. In addition, Mr. Lebeter holds an Executive Master of Business Administration from Simon Fraser University. He holds his ICD.D from the Institute of Corporate Directors.

Chris Lopez – Chief Financial Officer

Chris Lopez is the Chief Financial Officer (CFO) of Hydro One Limited and Hydro One Inc., a position he assumed after being appointed as Acting CFO in late 2018. Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and has more than 23 years of progressive experience in the utilities industry in Canada, the United States and Australia.

As CFO, Mr. Lopez is responsible for the corporate finance function, including treasury and tax, as well as internal audit, investor relations, risk, pensions and shared services, including supply chain, strategy and growth, including Acronym Solutions Inc., and mergers and acquisitions.

Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007. At the start of his career, he worked as a financial accountant with Rio Tinto in Australia.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007 and holds his GAICD.

Paul Harricks – Chief Legal Officer

Paul Harricks is the Executive Vice-President and Chief Legal Officer of Hydro One Limited and Hydro One Inc., leading all aspects of the organization’s regulatory, legal, compliance, corporate governance and business ethics activities. Prior to joining Hydro One in September 2019, Mr. Harricks practiced law for about 40 years, working extensively in the energy and infrastructure industries and serving as a partner and leader of the Energy Sector Industry Group of Gowling WLG Canada LLP, a major Canadian law firm.

A seasoned and trusted legal and strategic advisor, Mr. Harricks has delivered effective results in the fields of electricity distribution, transmission and generation and has led a range of public and private mergers and acquisitions.

Mr. Harricks is a past Director of the Association of Power Producers of Ontario and is a current member and past Chair of the Energy & Climate Committee of the Toronto Region Board of Trade. He has been an active member of the International Bar Association. He is also a Director and Audit Committee and Compensation Committee member of Pioneering Technology Corp.

He holds a Bachelor’s Degree from the University of Toronto and an LLB from Osgoode Hall Law School.

Megan Telford – Chief Human Resources Officer

Megan Telford is the Chief Human Resources Officer at Hydro One Networks Inc., a role she assumed in September 2020. Ms. Telford is responsible for all areas of human resources across Hydro One, including labour relations, talent management, total rewards and change and culture. In August 2022, Ms. Telford assumed responsibility for the Health, Safety and Environment teams. In September 2022, Ms. Telford also assumed interim responsibility for the Corporate Affairs and Customer Care teams.

Ms. Telford is an experienced leader with deep expertise in law and human resources. Before joining Hydro One, Ms. Telford held the position of Head of Human Resources at Toronto Dominion (TD) Insurance from

2019 to 2020, and also held a number of increasingly senior roles across the TD Bank in both legal and human resources since 2007. Prior to TD, Ms. Telford practised labour and employment law at a national law firm and worked at the Permanent Court of Arbitration in The Hague.

Ms. Telford holds an Honours Bachelor of Arts degree in Industrial Relations from McMaster University, a Master of Industrial Relations and Juris Doctor from Queen’s University and she was a law clerk for Justices Stone and Strayer at the Federal Court of Appeal.

Timothy E. Hodgson – Board Chair

Timothy Hodgson is a corporate director. He currently serves as Chair of Hydro One and Chair of the New Self-Regulatory Organization of Canada for investment products. Mr. Hodgson also serves on the boards of Dialogue Health Technologies, the Property and Casualty Insurance Compensation Corporation and the Ontario Teachers’ Pension Plan. Mr. Hodgson was formerly Managing Partner of Alignvest Management Corporation from 2012 until his retirement in August 2019. He was Special Advisor to Mr. Mark Carney, the then Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley, and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010.

His prior directorships include PSP Investments, Sagicor Financial Corporation, Sagicor Group Jamaica, MEG Energy, Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, The Global Risk Institute, KGS-Alpha Capital Markets, Next Canada, the Ivey School of Business, and Bridgepoint Health.

Mr. Hodgson holds a Masters of Business Administration from The Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.

Cherie L. Brant – Member of Governance & Regulatory Committee, Member of Indigenous Peoples, Safety & Operations Committee
Cherie Brant is a partner and national leader for the Indigenous law group at Borden Ladner Gervais LLP. Ms. Brant has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands and economic development. She also provides strategic policy and governance counsel to Indigenous groups. Prior to joining Borden Ladner Gervais LLP, Ms. Brant was a partner at another major Canadian law firm, where she had been practicing since 2013.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She serves on the boards of Toronto-Dominion Bank, Canadian Council for Aboriginal Business and Canadian Club of Toronto. Her previous directorships include Women’s College Hospital, Trillium Gift of Life and the Anishnawbe Health Foundation.
Ms. Brant holds a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.

In 2017, Ms. Brant received the Lexpert Zenith Award, a national award recognizing women’s contributions in the law and in 2012, she was named one of Lexpert’s “Rising Stars: Leading Lawyers Under 40”.

Blair Cowper-Smith – Member of Audit Committee, Member of Human Resources Committee

Blair Cowper-Smith is the principal of Canadian advisory firm Erin Park Business Solutions. Previously, Mr. Cowper-Smith was Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) where he also served as a member of the Senior Executive Team from 2008 to 2017 where his responsibilities included regulatory affairs, law and governance. Prior to joining OMERS, he was a Senior Partner at McCarthy Tetrault LLP, where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.
Mr. Cowper-Smith’s current board appointments include Porter Airlines, the Financial Services Regulatory Authority of Ontario, Face the Future Foundation and Advisory Board Chair of Timbercreek Capital. Prior board appointments include 407 ETR, Golf Town and the Global Strategic Investment Alliance. He has served on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. Mr. Cowper-Smith regularly delivers lectures on governance at the Directors College at McMaster University.

Mr. Cowper Smith holds a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University and holds his ICD.D.

David Hay – Chair of Indigenous Peoples, Safety & Operations Committee, Member of Governance & Regulatory Committee

David Hay is the Managing Director of Delgatie Incorporated, a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation. Prior to that Mr. Hay held senior investment banking roles as Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International based in London, England. Mr. Hay spent the early part of his career as a practicing lawyer at Osler, Hoskin & Harcourt LLP and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.

Mr. Hay also sits on the boards of EPCOR Utilities Inc. He is a member of the Expert Panel on Churchill Falls 2041 and the Council of Clean and Reliable Energy. Prior directorships include Toronto Hydro-Electric System Limited, where he was Vice Chair, and Associated Electric & Gas Insurance Services Limited (AEGIS). Mr. Hay also chaired both the Beaverbrook Art Gallery and SHAD Canada.

Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He is an Executive Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.

Stacey Mowbray – Chair of Audit Committee, Member of Indigenous Peoples, Safety & Operations Committee
Stacey Mowbray is a corporate director. Ms. Mowbray served as President of North America at WW

International (formerly Weight Watchers) and as President of WW Canada, from 2014 to 2019. Prior to that, Ms. Mowbray served as President and Chief Executive Officer at The Second Cup Ltd. Ms. Mowbray has extensive marketing and brand experience from years of leading those functions at high profile brands such as Molson Coors Brewing Company, Cara Operations and Pepsi Cola.

Currently, Ms. Mowbray serves on the board of Currency Exchange International/Exchange Bank of Canada, Sleep Country Canada Holdings Inc., Bonne O Holdings Company and dentalcorp Holdings Ltd. Prior directorships have included Trillium Health Partners, Second Cup Coffee, Liquor Control Board of Ontario, Niagara Ventures Corporation and Coffee Association of Canada as Chair.

Ms. Mowbray has received numerous recognitions including Diversity Champion, Inaugural CEO in Residence for Wilfrid Laurier, Top 100 Women’s Executive Network, Top 20 Women’s Post and Schulich School of Business Outstanding Progress and Achievement Award. Ms. Mowbray holds a Master of Business Administration in Finance and Marketing from Schulich School of Business - York University, as well as a Bachelor of Business Administration from Wilfrid Laurier University. Ms. Mowbray holds her ICD.D.

Mark Podlasly – Member of Audit Committee, Member of Human Resources Committee

Mark Podlasly is the Chief Sustainability Officer at the First Nations Major Projects Coalition where he leads policy development at a First Nations collective seeking ownership in major projects such as pipelines, mines, and electric infrastructure, as well as improvements in project environmental practices. He has held this role since 2016.

Mr. Podlasly is a member of the Indigenous Advisory Council at CN Rail and a member of the External Expert Panel of the Manitoba Government (Crown Services) where he provides advice regarding the response to the Economic Review of Bipole III and Keeyask power generation and transmission projects. Mr. Podlasly is the chair of the First Nations Limited Partnership (Gas Pipeline), Trustee of the Nlaka’pamux Nation Legacy Trust, and a member of the Climate Strategy Advisory Board at the Institute of Corporate Directors.

Mr. Podlasly has been an Adjunct Professor at the University of British Columbia Sauder School of Business since 2021. Mr. Podlasly holds a Master in Public Administration degree from Harvard University as well as a Bachelor of Arts, Business Administration from Trinity Western University.

Russel C. Robertson – Member of Audit Committee, Member of Human Resources Committee

Russel Robertson served as Executive Vice-President and Head, Anti-Money Laundering, at BMO Financial Group from 2014 to 2016. Prior to this Mr. Robertson served as Executive Vice-President, Business Integration from 2011 to 2014, where he oversaw the integration of Harris Bank and Marshall & Ilsley Bank to form BMO Harris Bank and as Chief Financial Officer, BMO Financial Group from 2008 to 2011. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions, including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson sits on the board of Bausch Health Companies Inc. and Bausch & Lomb Corporation and he chairs the audit committee of Bausch Health Companies Inc. Previous directorships include Virtus Investment Partners Inc. and Turquoise Hill Resources Ltd.

Mr. Robertson holds a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the Western University. He is a Chartered Professional Accountant (FCPA, FCA), a Fellow of the Institute of Chartered Accountants (Ontario) and holds his ICD.

William H. Sheffield – Member of Governance & Regulatory Committee, Member of Indigenous Peoples, Safety & Operations Committee

William Sheffield is the former CEO of Sappi Fine Papers, headquartered in the U.K. and South Africa. He began his career in the steel industry with Stelco Inc., headquartered in Ontario. Mr. Sheffield also held senior roles in the forest products industry with Abitibi-Price Inc. and Abitibi-Consolidated Inc. where he led the forestry, mill and hydro-electric operations with the Iroquois Falls Division in northern Ontario. Mr. Sheffield held the role of Interim President and CEO of Hydro One Limited and Hydro One Inc. from June 21, 2022 to February 1, 2023.

Mr. Sheffield has been a corporate director since 2004. He currently sits on the board of Atlantic Packaging Products Ltd. and is also completing his last term on the board of Velan Inc. Previous directorships include Ontario Power Generation, Canada Post Corporation, Houston Wire & Cable Company, Pan Asia Paper, Corby Distilleries, Royal Group Technologies, 4iiii Innovations Inc., Family Enterprise Canada, and SHAD. In addition to his engagements on the boards of public companies and Crown corporations, Mr. Sheffield has had experience with family enterprise advisory boards such as Burnbrae Farms, Longview Aviation Capital Corp. and Epicure.

Mr. Sheffield holds a Bachelor of Science (Chemistry) from Carleton University, an MBA from McMaster University and holds his ICD.D. In 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

Melissa Sonberg – Chair of Human Resources Committee, Member of Audit Committee

Melissa Sonberg is Professor of Practice at McGill University’s Desautels Faculty of Management, where she has been on the faculty since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg sits on the boards of Exchange Income Corporation, Athennian, and the Montreal Children’s Hospital Foundation. Previous directorships include Via Rail Canada, MD Financial Holdings, Inc., Rideau, Inc., Group Touchette, Women in Capital Markets and the McGill University Health Centre.

Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Masters of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive (CHRE).

Susan Wolburgh Jenah – Chair of Governance & Regulatory Committee, Member of Indigenous Peoples, Safety & Operations Committee

Susan Wolburgh Jenah is a corporate director and has over 30 years’ experience as a senior regulator, executive and lawyer. Throughout her career, she has served on numerous corporate, Crown corporation and not-for-profit boards and expert advisory committees.

Ms. Wolburgh Jenah currently holds board positions at Laurentian Bank of Canada, Aecon Group Inc. and is Vice-Chair of Humber River Hospital. She is a member of the Independent Review Committee of Vanguard Investments Canada. Recent prior directorships include serving as a Public Governor of the U.S. Financial Industry Regulatory Authority, as Chair of the NEO Exchange, and as a director of Aequitas Innovations, The Global Risk Institute, and the Investment Industry Regulatory Organization of Canada (IIROC).
Ms. Wolburgh Jenah was the founding President and CEO of IIROC and held numerous executive roles at the Ontario Securities Commission, including Vice-Chair, Acting Chair, General Counsel and Head of International Affairs.

Ms. Wolburgh Jenah holds a Bachelor of Arts from the University of Toronto and a Juris Doctor from Osgoode Hall Law School. She is also a member of the C.D. Howe National Advisory Council and served as Mentor to the Catalyst Women on Board Program. She is a prior Fellow and Adjunct Professor at Osgoode Hall Law School and recipient of the Osgoode Hall Gold Key for Achievement in 2011. Ms. Wolburgh Jenah holds her ICD.D.

Information Regarding Certain Directors and Executive Officers

As at December 31, 2022, the directors and executive officers of Hydro One Limited beneficially owned, controlled or directed, directly or indirectly, as a group, 38,844 common shares, which represented approximately 0.006% of the outstanding common shares.

As at December 31, 2022, approximately 32% of the executives (those who hold a vice president role and above or equivalent) (13 out of 39) across Hydro One Limited, including 1 of 5 executive officers, are women.

Corporate Cease Trade Orders and Bankruptcies

Except as described below:

•none of the directors or executive officers of Hydro One Limited nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•none of the directors or executive officers of Hydro One Limited is, or within the last 10 years has served as, a director, CEO or CFO of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•none of the directors or executive officers of Hydro One Limited nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited, within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Blair Cowper-Smith served as a director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (“Golf Town”) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the CCAA. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments Inc. in October 2016.

Penalties or Sanctions

None of the directors or executive officers of Hydro One Limited, nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing material potential conflicts of interest among the Company and the directors or executive officers of the Company as a result of their outside business interests as at the date of this annual information form. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company. Where conflicts arise, they are managed through a variety of measures, including declaration of the conflict, recusal from meetings and/or portions of meetings, and the creation of separate board materials for the affected directors.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One Limited or any of its subsidiaries had any outstanding indebtedness to Hydro One Limited or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One Limited or any of its subsidiaries.

AUDIT COMMITTEE

The Audit Committee must consist of at least three directors, all of whom are persons determined by Hydro One to be both “independent” (within the meaning of all Canadian securities laws and stock exchange requirements and the Governance Agreement) and “financially literate” (within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 – Audit Committees). At least one member of the Audit Committee will qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. The Audit Committee comprises Stacey Mowbray (Chair), Russel Robertson, Blair Cowper-Smith, Mark Podlasly, and Melissa Sonberg. Each of the audit committee members is independent and financially literate and each has an understanding of the accounting principles used to prepare Hydro One’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The Board has adopted a written mandate for the Audit Committee, in the form set out under Schedule “A” in this annual information form, which sets out the Audit Committee’s responsibilities. Stacey Mowbray, Mark Podlasly, and Russel Robertson each qualify as an audit committee financial expert.

Relevant Education and Experience

For a description of the relevant education and experience of each member of the Audit Committee, please refer to each member’s profile under “Directors and Officers – Directors and Executive Officers”.

Pre-Approval Policies and Procedures

The Audit Committee Mandate requires that all non-audit services to be provided to Hydro One Limited or any of its subsidiaries by the external auditors or any of its affiliates are subject to pre-approval by the Audit Committee.

Auditors’ Fees

The aggregate fees billed by KPMG LLP to Hydro One Limited and its subsidiaries in 2022 and 2021 for professional services are presented below:

	Year ended December 31, 2022	Year ended December 31, 2021
Audit Fees(1)	$2,424,632	$1,966,777
Audit-Related Fees(2)	$400,355	$354,232
Tax Fees(3)	$18,618	$21,351
Total	$2,843,605	$2,342,360

Notes:
(1)The nature of the services rendered were: audit of annual financial statements of the Company and its subsidiaries, statutory and regulatory filings including reporting to the Province and services related to securities offerings.
(2)The nature of services rendered were: translations, audit of the Hydro One Pension Plans, and services reasonably related to the performance of the audit or review of the Company’s financial statements that are not reported under Audit Fees.
(3)The nature of services rendered was general tax advice and compliance.

AGREEMENTS WITH PRINCIPAL SHAREHOLDER

Hydro One Limited and the Province have entered into:

•the Governance Agreement on November 5, 2015 to address the Province’s role in the governance of Hydro One Limited;

•the Registration Rights Agreement on November 5, 2015 to provide the Province with the right to require Hydro One Limited to facilitate future secondary offerings of common shares or preferred shares owned or controlled by the Province on November 5, 2015; and

•the Letter Agreement on July 11, 2018 for the purpose of the orderly replacement of the Board and the retirement of the then CEO.

The Governance Agreement and the Registration Rights Agreement were entered into in connection with the completion of the initial public offering of Hydro One Limited in November 2015 and the Letter Agreement was entered into in connection with the retirement of the CEO and replacement of the Board in July 2018. The material terms of each are summarized below. Copies of the Governance Agreement, the Registration Rights Agreement and the Letter Agreement have been filed on SEDAR and are available under Hydro One Limited’s profile at www.sedar.com. The discussion in this annual information form concerning the Governance Agreement, the Registration Rights Agreement and the Letter Agreement, as the case may be, is not complete, and is qualified in its entirety to the text of the Governance Agreement, the Registration Rights Agreement and the Letter Agreement, each of which should be referred to. Not all of the terms of the Governance Agreement, the Registration Rights Agreement and the Letter Agreement are described in this annual information form.

Governance Agreement

Governance Matters

The Governance Agreement specifically addresses the following governance matters:

•The governance principles under which Hydro One Limited and its subsidiaries will be managed and operated.

•The nomination of directors, which includes: (i) the requirement for a fully independent board of directors (other than the CEO), and (ii) the maximum number of directors that may be nominated by the Province.

•The election and replacement of directors.

•Approvals requiring a special resolution of the directors.

Governance Principles

The Governance Agreement provides that the business and affairs of Hydro One Limited will be managed and operated in accordance with certain governance principles.

The governance principles provide that:

•Hydro One Limited will maintain corporate governance policies, procedures and practices consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement.

•The board of directors of Hydro One Limited is responsible for the management of the business and affairs of Hydro One Limited.

•With respect to its ownership interest in Hydro One Limited, the Province will engage in the business and affairs of Hydro One Limited as an investor and not a manager, and the Province intends to achieve its policy objectives through legislation and regulation, as it would with respect to any other utility operating in Ontario.

Nomination of Directors

The Governance Agreement establishes qualification standards for director nominees, provides for the number of directors that may be nominated and establishes a process for confirming nominees. The Governance Agreement recognizes that the Board is to be a fully independent board (independent of both Hydro One and the Province), except the CEO, as described under the subheading “Independence” below.

Director Qualification Standards

Under the Governance Agreement, the Province and the Governance & Regulatory Committee (formerly the Nominating, Corporate Governance, Public Policy & Regulatory Committee and then Governance Committee) have agreed to nominate as directors qualified individuals of high quality and integrity who have the experience, expertise and leadership appropriate to manage a business of the complexity, size and scale of the business of Hydro One Limited, on a basis consistent with the highest standards for directors of Canada’s leading public companies.

In addition, a majority of the directors must be resident Canadians (as defined in the OBCA).

Independence

Each director nominee must, among other things:

•be independent of Hydro One Limited (other than the CEO) within the meaning of Ontario securities laws governing the disclosure of corporate governance practices;

•be independent of the Province (other than the CEO). A director will be independent of the Province if he or she would be independent of Hydro One Limited within the meaning of Ontario securities laws governing the disclosure of corporate governance practices if the Province and each Specified Provincial Entity were treated as Hydro One Limited’s parent under that definition. In addition, he or she may not be an employee or official of the Province or any Specified Provincial Entity, either: (i) currently or (ii) within the last three years; and

•meet the requirements of applicable securities and other laws and any exchange on which the voting securities are listed.

A “Specified Provincial Entity” means (1)(a) the Ontario Financing Authority, (b) the IESO, (c) Ontario Power Generation Inc., (d) the Electrical Safety Authority, (e) Ontario Electricity Financial Corporation, (f) Infrastructure Ontario, or (g) a subsidiary of, or a person controlled by, any organization listed in (a) to (f); and (2) the OEB.

Number of Directors

Under the articles of Hydro One Limited and pursuant to the terms of the Governance Agreement, the Board will consist of no fewer than 10 and no more than 15 directors.

Board Nominees

The nominees to be proposed for election to the Board by Hydro One Limited at annual meetings of shareholders will be determined as follows:

•The CEO will be nominated.

•The Province will be entitled to nominate that number of nominees equal to 40% of the number of directors to be elected (rounded to the nearest whole number), subject to certain exceptions.

•The Governance Committee will nominate the remaining directors.

Board Nomination Process

Under the Governance Agreement, the Province and representatives of the Governance & Regulatory Committee are to meet after each annual meeting of shareholders to discuss expected upcoming departures from the Board (whether due to resignation, retirement or otherwise) and the impact such departures will have on the Board, having regard to continued compliance with the Governance Agreement and the ability of the Board to satisfy the Board’s skills matrix, diversity policy and other governance standards. Under the Governance Agreement, at this meeting the Governance & Regulatory Committee is to make recommendations to the Province respecting potential candidates for director, including potential candidates for nomination by the Province. The Province has no obligation to nominate any of the individuals recommended as one of its director nominees.

Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One’s annual meeting of shareholders, each of the Province and the Governance & Regulatory Committee will notify the other of its proposed director nominees. If a proposed nominee is not already a director of Hydro One, or is then a director but whose circumstances have materially changed in a way that would affect whether she or he would continue to meet the director qualification standards under the Governance Agreement, then the Province or the committee, as the case may be, will have 10 business days to confirm that nominee or reject that nominee on the basis that the nominee does not meet those director qualification standards.

If a director nominee of the Province or the Governance & Regulatory Committee is rejected, then the Province or the committee will be entitled to nominate additional candidates until a nominee is confirmed by the other. If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re-nominated. The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders.

Election and Replacement of Directors

The Governance Agreement provides for how:

•the Province will vote with respect to director nominees, including its nominees and those of the Governance & Regulatory Committee,
•the Province may vote at contested elections,

•the Province may seek to replace the Board by withholding votes or voting for removal, and
•Board vacancies will be filled.
Voting on Director Elections
At any meeting of shareholders to elect directors, the Province is required to vote in favour of the nominees selected by the Province and the Governance & Regulatory Committee in accordance with the board nomination process set out in the Governance Agreement, except in the case of contested director elections or where the Province seeks to replace the Board in accordance with the Governance Agreement.

Contested Elections

At any meeting of shareholders to elect directors of Hydro One Limited at which there are more nominees for directors than there are directors to be elected, the Province may vote its Voting Securities in its sole discretion (including to vote in favour of other candidates instead of the Province’s nominees), except that the Province will vote in favour of the election of the CEO as a director.

Right to Withhold Votes
The Province is required under the Governance Agreement to vote in favour of all director nominees of Hydro One Limited, subject to the Province’s overriding right to withhold from voting in favour of all director nominees and its right to seek to remove and replace the entire Board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the Chair. Depending on the number of withheld votes a director nominee receives at a meeting of shareholders at which directors are to be elected, that director nominee may be required to tender his or her resignation to the Board in accordance with Hydro One Limited’s majority voting policy.

Province’s Right to Replace the Board

The Province may at any time notify Hydro One Limited that it intends to request that Hydro One Limited hold a meeting of shareholders for the purposes removing all of the directors in office, including those nominated by the Province, with the exception of the CEO and, at the sole discretion of the Province, the Chair (a “Removal Notice”). If the Province gives Hydro One a Removal Notice, then the Chair shall coordinate the establishment of an ad hoc nominating committee comprising one representative of each of the five largest beneficial owners of Voting Securities known to the Company (or if at least three such owners are not willing to provide a representative, then the individuals the Province proposes to nominate as replacement directors). The Province and the ad hoc nominating committee will identify and confirm replacement directors to be nominated at the shareholders’ meeting in accordance with the process set out in the Governance Agreement. Each replacement director nominee must meet the same qualification and independence standards under the Governance Agreement as for any director nominee. Hydro One Limited will call the shareholders’ meeting once the replacement director nominees are confirmed pursuant to this process, and will hold the shareholders’ meeting within 60 days of this confirmation. At the shareholders’ meeting, the Province will vote in favour of removing the current directors with the exception of the CEO and, at the Province’s discretion, the Chair, and will vote in favour of the new independent director nominees.

Board Approvals Requiring a Special Resolution of the Directors

The Governance Agreement provides that certain actions require approval by a resolution of the Board passed by at least two-thirds of the votes cast at a meeting of the directors, or consented to in writing by all of the directors (a “Special Board Resolution”). Matters requiring approval by a Special Board Resolution include:

•the appointment and annual confirmation of the Chair,

•the appointment and annual confirmation of the CEO, and

•changes to certain specified governance standards specified in the Governance Agreement to be “Hydro One’s governance standards”.

The governance standards subject to this special approval requirement include the Board’s skills matrix, the Ombudsman’s Mandate, the Diversity Policy and the Majority Voting Policy, the Corporate Governance Guidelines, the mandates of the Board and its committees, position descriptions for the CEO, the Chair, the directors and committee chairs, and the Stakeholder Engagement Policy.

Other Matters

In addition to the governance matters noted above, the Governance Agreement also addresses the following matters:

•Restrictions on the right of the Province to initiate fundamental changes,

•Pre-emptive rights provided to the Province with respect to future issuances of Voting Securities by Hydro One Limited, and

•Acquisition limits with respect to the Province’s acquisition of outstanding Voting Securities.

Restrictions on Province’s Right to Initiate Fundamental Changes
The Province has agreed not to initiate a fundamental change to Hydro One Limited (as defined in Part XIV of the OBCA), including not to initiate any arrangement or amalgamation involving Hydro One Limited or any amendment to the articles of Hydro One Limited. The Province may, however, vote its Voting Securities as it sees fit in the event any fundamental change is initiated by Hydro One Limited or another shareholder of Hydro One Limited.

Pre-emptive Rights

Hydro One Limited has granted to the Province a pre-emptive right to acquire additional Voting Securities as part of future offerings by Hydro One Limited of Voting Securities. If Hydro One Limited proposes to issue Voting Securities in the future, whether pursuant to a public offering or a private placement, Hydro One Limited must notify the Province of the proposal and provide information in accordance with the provisions of the Governance Agreement at least 30 days in advance and must offer the Province the right to purchase up to 45% of the Voting Securities being offered. Any Voting Securities not purchased by the Province pursuant to the offer may be purchased by any other person pursuant to the proposed offering.

The pre-emptive right also applies with respect to any proposed issuance by Hydro One Limited of securities convertible into or exchangeable for Voting Securities except securities convertible into or exchangeable for Voting Securities: (i) pursuant to certain employee or director compensation plans; (ii) pursuant to any dividend re-investment arrangement of the Company that is consistent with dividend reinvestment arrangements of other publicly traded utilities in Canada (including as to discount rates) and that does not include a cash purchase option; (iii) pursuant to a rights offering that is open to all shareholders of Hydro One Limited; or (iv) pursuant to any business combination, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or securities of a third-party.

45% Acquisition Limit

The Province has agreed in the Governance Agreement, subject to certain exceptions, not to acquire previously issued Voting Securities if, after that acquisition, the Province would own more than 45% of any class or series of Voting Securities. This restriction does not limit the Province from acquiring Voting Securities on an issuance by Hydro One Limited, including pursuant to the exercise by the Province of its pre-emptive right. See “Agreements with Principal Shareholder – Governance Agreement – Other Matters – Pre-emptive Rights” above.

Registration Rights Agreement

Demand Registration

Pursuant to the Registration Rights Agreement, Hydro One Limited has granted the Province certain demand registration rights providing that, from time to time while the Province is a “control person” of Hydro One Limited within the meaning of applicable Canadian securities laws, the Province can require Hydro One Limited to file, at the expense of the Province (except for internal expenses of Hydro One Limited or other expenses that Hydro One Limited would have incurred in the absence of such a request), and subject to certain exceptions, one or more prospectuses and take other procedural steps as may be reasonably necessary to facilitate a secondary offering in Canada of all or any portion of the common shares or preferred shares (“Shares”) held by the Province.
“Piggy-Back” Registration

If Hydro One Limited proposes to undertake a Canadian public offering by prospectus, the Province is entitled, while it is a “control person” of Hydro One Limited within the meaning of applicable Canadian securities laws, to include Shares owned by it as part of that offering, provided that the underwriters may reduce the number of Shares proposed to be sold if in their reasonable judgment all of the Shares proposed to be offered by Hydro One Limited and the Province may not be sold in an orderly manner within a price range reasonably acceptable to Hydro One Limited. In that case, the Shares to be sold will be allocated pro rata between Hydro One Limited and the Province based on their relative proportionate number of Shares requested to be included in the offering. Hydro One Limited and the Province will share the expenses of the offering (except for internal expenses of Hydro One Limited) in proportion to the gross proceeds they each receive from the offering.

Private Placements

Hydro One Limited has also agreed to use commercially reasonable efforts to assist, at the Province’s expense, the Province in any sale by it of Shares of Hydro One Limited pursuant to an exemption from the prospectus requirements, in the preparation of an offering memorandum and other documentation and by facilitating due diligence by the prospective buyer.

Customary Agreements

Hydro One Limited and the Province have also agreed to enter into customary agreements, including “lock-up” agreements, on customary market terms in connection with such transactions. Hydro One Limited also agreed to certain indemnification and contribution covenants in favour of the Province and any underwriters involved in such transactions.

Letter Agreement

The Letter Agreement set out the agreement between Hydro One Limited and the Province with respect to the orderly replacement of the Board and the retirement of the then CEO, effective July 11, 2018.
In addition to the above, other key highlights of the Letter Agreement include:

•Hydro One Limited agreed to consult with the Province in respect of future matters of executive compensation; and
•The Province ratified and reaffirmed its obligations under the Governance Agreement and agreed that except as set out in the Letter Agreement, the Letter Agreement did not amend or modify the Governance Agreement and the Governance Agreement remained in full force and effect.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as noted below and elsewhere in this annual information form, there are no material interests, direct or indirect, of any director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One Limited’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year, up to the date of this annual information form, that has materially affected or is reasonably expected to materially affect the Company.

Relationships with the Province and Other Parties

Overview

The Province is Hydro One Limited’s principal shareholder. The OEB is the principal regulator of Ontario’s electricity industry. The Province appoints the board members of the OEB and fills any vacancies on the OEB. The OEB is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the OEB and other directives aimed at addressing existing or potential abuses of market power by industry participants. The IESO, among other matters, directs the operation of the Ontario power system by balancing supply and demand of electricity and directing electricity flow and assumed the responsibility for forecasting supply and demand of electricity over the medium and long term to meet the needs of the province. The board of directors of the IESO, other than its CEO, is appointed by the Province in accordance with the regulations in effect from time to time under the Electricity Act.

In connection with the initial public offering of Hydro One Limited, the Company entered into the Governance Agreement and the Registration Rights Agreement with the Province. Following the election of a new government in Ontario in June 2018, the Company and the Province entered into the Letter Agreement. See “Agreements with Principal Shareholder”.

Transfer Orders

The transfer orders pursuant to which Hydro One Inc. acquired Ontario Hydro’s electricity transmission, distribution and energy services businesses as of April 1, 1999, did not transfer certain assets, rights, liabilities or obligations where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order (the “trust assets”). The transfer orders did not transfer title to assets located on Reserves, which assets are held by OEFC. See the Annual MD&A under the subheading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk from Transfer of Assets Located on Reserves” for more information.

Until it has obtained all consents necessary to complete the transfer of title to these assets to Hydro One, Hydro One is obligated under the transfer orders to manage both the trust assets and the assets otherwise retained by OEFC that relate to Hydro One’s businesses. Hydro One has entered into an agreement with OEFC under which it is obligated, in managing these assets, to take instructions from OEFC if Hydro One’s actions could have a material adverse effect on OEFC. OEFC has retained the right to take control of and manage the assets, although it must notify and consult with Hydro One before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of Hydro One’s businesses. The consent of OEFC is also required prior to any disposition of these assets.

The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro in a similar manner to its other successor transferees. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or OEFC with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the Electricity Act, OEFC was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under Hydro One’s indemnity from OEFC. The parties, with the consent of the Minister of Finance, agreed to terminate such indemnity effective October 31, 2015. By the terms of the transfer orders, each transferee indemnifies OEFC with respect to any assets and liabilities related to that transferee’s business not effectively transferred, and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.

Hydro One has indemnified OEFC in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, taxes, deficiencies, costs and expenses arising from matters relating to the Company’s business and any failure by Hydro One to comply with its obligations to OEFC under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to Hydro One under the transfer orders, make and remit employee source deductions (including tax withholding amounts, and employer contributions), manage the real and personal properties which OEFC continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to the Company, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by OEFC in trust for the Company.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which Hydro One Limited has entered into since the beginning of the last financial year, or entered into prior to such date but which contract is still in effect:

(a)the Governance Agreement, described under “Agreements with Principal Shareholder”;

(b)the Registration Rights Agreement, described under “Agreements with Principal Shareholder”;

(c)the Letter Agreement, described under “Agreements with Principal Shareholder”;

(d)the agency agreement (the “Agency Agreement”) dated September 24, 2020 between Hydro One Limited and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., Casgrain & Company Limited, Desjardins Securities Inc., Laurentian Bank Securities Inc. and Mizuho Securities Canada Inc. (collectively, the “Agents”), relating to the offering by Hydro One Limited of the 1.41% Notes. The Agency Agreement provides for the appointment of the Agents as the exclusive agents to, on a best efforts basis, solicit offers to purchase the 1.41% Notes and to offer the 1.41% for sale in all of the provinces and territories of Canada. The Agency Agreement provides that Hydro One Limited will indemnify each of the Agents and their respective directors, officers, employees, agents and affiliates against certain liabilities, including non-compliance with applicable Canadian securities legislation;

(e)the indenture (the “HOL Indenture”) dated as of October 15, 2020 between Hydro One Limited and Computershare Trust Company of Canada, providing for the creation and issuance of, from time to time, of debt securities, to be issued in one or more series; and

(f)a first supplemental indenture dated as of October 15, 2020 relating to the issuance of the 1.41% Notes in an unlimited aggregate principal amount, of which $425,000,000 was drawn down on October 15, 2020, pursuant to the HOL Indenture.
Copies of the foregoing material agreements have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com. As of the date of this annual information form, HOHL has not issued any debt securities pursuant to the trust indenture dated as of June 8, 2018 between HOHL, as issuer, HOL, as guarantor, Computershare Company, N.A., as United States trustee, and Computershare Company of Canada, as Canadian trustee (the “HOHL Indenture”). Accordingly, the HOHL Indenture is not considered a material agreement. If and when such debt securities are issued pursuant to the HOHL Indenture, such agreement may be considered a material agreement.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is from time to time involved in legal proceedings of a nature considered normal to its business. Except as disclosed below, Hydro One believes that none of the litigation in which it is currently involved, or has been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to its consolidated financial condition or results of operations. The Company is not subject to any material regulatory actions.

In connection with the reorganization of Ontario Hydro, Hydro One Inc. and certain of its subsidiaries succeeded Ontario Hydro as party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to them. Hydro One Inc. and certain of its subsidiaries also assumed responsibility for future claims relating to the businesses, assets, real estate and employees acquired by them respectively and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by the Company, it is, from time to time, named as a defendant in legal actions arising in the normal course of business. There are currently no actions that are outstanding which are expected to have a material adverse effect on the Company.

See the Annual MD&A under the heading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Litigation Risks” for more information.

INTEREST OF EXPERTS

KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario M5H 2S5, is the auditor of Hydro One Limited and has audited the consolidated financial statements of Hydro One Limited as at and for the years ended December 31, 2022 and 2021. KPMG LLP has confirmed that it is independent of Hydro One Limited within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and also that they are independent accountants with respect to Hydro One Limited under all relevant U.S. professional and regulatory standards.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Hydro One Limited’s common shares is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

ADDITIONAL INFORMATION

Additional information relating to Hydro One Limited may be found on SEDAR at www.sedar.com. Additional information, including with respect to directors’ and officers’ remuneration and indebtedness, principal holders of Hydro One Limited’s securities and shares authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involves the election of directors.

Additional financial information is provided in the Annual MD&A and in the consolidated financial statements and notes thereto of Hydro One Limited for 2022.

SCHEDULE “A”
HYDRO ONE LIMITED
AUDIT COMMITTEE MANDATE

The Audit Committee (the “Committee”) of Hydro One Limited (including its subsidiaries, the “Company”) focuses on oversight of the overall quality of the financial reporting, auditing, accounting and internal accounting control matters of the Company and the related required disclosures.

Purpose

The Committee, as a standing Committee appointed by the board of directors of the Company (the “Board”), assists the Board in fulfilling its oversight responsibilities. The Committee’s principal responsibilities include overseeing:

(a)the external audit process and the independence, qualification, appointment, performance and compensation of the external auditors;

(b)the internal audit, accounting, accounting controls and finance processes, including the work and performance of the internal finance, accounting and audit functions;

(c)the integrity of the Company’s financial statements and financial reporting processes, including the audit process and the Company’s internal control over financial reporting and disclosure controls and procedures;

(d)the Company’s compliance with the applicable legal and regulatory requirements relating to accounting, auditing and internal control matters, including the procedures for managing the key risks associated with and any complaints relating to accounting, internal accounting controls or auditing matters; and

(e)the adequacy and quality of the Company’s cyber security and information technology systems, policies and programs.

Responsibilities

The principal responsibilities of the Committee are set out below.

External & Internal Auditors

Selection & Oversight of the External Auditors

1.Review and approve the terms of engagement and, if the shareholders authorize the Board to do so, the compensation to be paid by the Company to the external auditors with respect to the conduct of the annual audit. The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and will report directly to the Committee and the Committee will so instruct the external auditors. The Committee has the authority to communicate with the external auditors directly.

2.Oversee and evaluate the selection, work, quality of service, professionalism and performance of the external auditors, including having authority to terminate the external auditors, and make recommendations to the Board on the appointment or reappointment of the external auditors of the Company to be proposed for shareholder approval.

3.If a change in external auditors is proposed by the Committee or management of the Company, the Committee will review the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditors, and enquire of the qualifications of the proposed external auditors before making its recommendation to the Board.

4.Review and approve policies and procedures for the pre-approval of services to be rendered by the external auditors. All permissible non-audit services to be provided to the Company by the external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Committee will be subject to pre-approval by the Committee. The Committee will have the sole discretion to prohibit the external auditors from providing certain non-audit services to the Company. The Committee will also review and approve disclosures with respect to permissible non-audit services.

5.Oversee and review the independence, objectivity and professional skepticism of the external auditors and make recommendations to the Board on appropriate actions to be taken to protect and enhance the independence, objectivity, and professional skepticism of the external auditors. In connection with such review, the Committee will:

(a)actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors, including whether there are any disputes, restrictions or limitations placed on their work;

(b)obtain from external auditors at least annually, a formal written statement delineating all relationships between the Company and the external auditors and its affiliates;

(c)ensure the rotation of the lead (and concurring) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law or professional practice; and

(d)consider the auditor independence standards promulgated by applicable auditing professional and regulatory bodies.

6.Review and approve policies for the hiring by the Company of partners, employees, former partners or former employees of the current or former external auditors.

7.Require the external auditors to provide to the Committee, and receive, review and discuss with the external auditors, all notices and reports which the external auditors are required to provide to the Committee or the Board under the rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require. Such reports will include:

(a)a description of the external auditors’ internal quality-control procedures, any material issues respecting the external auditors raised by the most recent internal quality-control review, peer review or review body with auditing oversight responsibility over the external auditors, or by any inquiry or investigation by professional or regulatory authorities, within the preceding five (5) years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues; and

(b)a report describing: (i) the proposed audit plan and approach; (ii) all critical accounting policies and practices to be used by the Company; (iii) all alternative treatments of financial information within generally accepted accounting principles applicable to the Company related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and (iv) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

8.Meet periodically with the external auditors to review their audit plan for the year, its general scope and approach, progress of their activities, any significant findings stemming from the external audit, any changes required in the planned scope of their audit plan, whether there are any disputes or any restrictions or limitations on the external auditors and other material audit activities.

9.Oversee and review the experience and qualifications of the audit team and review the work and performance of the external auditors, including assessing their effectiveness and quality of service, annually and, every five (5) years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

Appointment & Oversight of Internal Auditors

10.Oversee, review and approve the appointment, terms of engagement, compensation, replacement and/or dismissal of the internal auditors. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility to management for approving the employment, terms of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

11.Meet periodically with the internal auditors to review and approve their audit plan for the year, its general scope and approach, progress of their activities, any significant findings stemming from internal audits, any changes required in the planned scope of their audit plan, whether there are any disputes or any restrictions or limitations on the internal audit and other material audit activities.

12.Review summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports.

13.Communicate with, as it deems necessary, the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditors bring to the attention of the Committee. The head of the internal audit function will have unrestricted access to the Committee.

14.Evaluate annually or more frequently as the Committee deems necessary, the internal audit function, including its activities, organizational structure, independence, objectivity and the qualifications, effectiveness and adequacy of the function.

15.Discuss with the internal auditors any key issues identified by the internal auditors.

Oversight & Review of Accounting Principles & Practices

16.Oversee, review and discuss with management, the external auditors and the internal auditors (together and separately, as it deems necessary), among other items and matters:

(a)the integrity, quality, appropriateness and acceptability of the Company’s accounting principles, practices and policies used in its financial reporting, their consistency from period to period, changes in the Company’s accounting principles or practices or critical accounting estimates and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b)all significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the effects of alternative methods within generally accepted accounting principles applicable to the financial statements and any “second opinions” sought by management from an external auditor with respect to the accounting treatment of a particular item;

(c)any material changes to the Company’s auditing and accounting principles or practices or critical accounting estimates as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles and practices;

(d)the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented;

(e)any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Company;

(f)the use of any “pro forma” or “adjusted” financial information, forecasts, projections or other financial measures which are not in accordance with applicable generally accepted accounting principles;

(g)the effect of regulatory and accounting initiatives and changes thereto on the Company’s financial statements and other financial disclosures; and

(h)legal matters, claims and contingencies that are reasonably expected to have a significant impact on the Company’s financial statements or other financial disclosures.

17.Review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight & Monitoring of Internal Controls

18.Oversee, review and discuss with management, the external auditors and the internal auditors (together and separately, as it deems necessary):

(a)the adequacy and effectiveness of the Company’s internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) designed to ensure compliance with applicable laws and regulations and the Company’s policies and procedures;

(b)any significant deficiencies or material weaknesses in ICFR or DC&P, and management’s plans for their remediation;

(c)the adequacy of the Company’s internal controls and any related significant findings and recommendations of the external auditors and internal auditors, together with management’s responses thereto; and

(d)management’s compliance with the Company’s policies, processes, procedures and internal controls.

Oversight & Monitoring of Financial Reporting & Disclosures

19.Review with the external auditors and management and recommend to the Board for approval the audited annual financial statements and unaudited interim financial statements, and the notes and managements’ discussion and analyses accompanying all such financial statements, the Company’s annual report and any other disclosure documents or regulatory filings containing, derived from or accompanying financial information of the Company, prior to the release of any financial results or the filing of such reports with applicable regulators.

20.Review and discuss earnings press releases prior to their distribution, as well as financial information and earnings guidance prior to public disclosure, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made).

21.Review with management and oversee the adequacy of the Company’s DC&P and material changes to the design of the Company’s DC&P.

22.Meet with management to review the adequacy of the processes and systems in place for ensuring the accuracy and reliability of public disclosure documents that contain audited and unaudited financial information.

Oversight of Finance Matters

23.Periodically review matters pertaining to the Company’s material policies and practices respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company.

24.Periodically review the Company’s major financial, capital, accounting, audit and internal control risk exposures (including foreign exchange and interest rate) and management’s initiatives to manage such exposures, including the use of financial derivatives and hedging activities.

25.Review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), leases and other relationships of the Company with unconsolidated entities or related parties, that may have a material current or future effect on the Company’s financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses.

26.Review and discuss with management the Company’s effective tax rate, adequacy of tax reserves, tax payments and reporting of any pending tax audits or assessments, and material tax policies and tax planning initiatives.

27.Review the organizational structure of the finance function and satisfy itself as to the qualifications, effectiveness and adequacy of the function.

28.Review on an annual basis reports on the expense accounts of the Chief Executive Officer and his or her direct reports.

Whistleblower Policy & Fraud Risk Management Programs

29.Oversee the establishment and maintenance of and review and recommend to the Board for approval changes to the procedures for:

(i)the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters (collectively, “Accounting and Auditing Matters”); and

(ii)the confidential, anonymous submission of concerns regarding questionable Accounting and Auditing Matters, including under the Whistleblower Policy.

30.Oversee management’s monitoring of and compliance with and the investigation of complaints regarding Accounting and Auditing Matters under the Whistleblower Policy.

31.Oversee the Company’s Fraud Risk Assessment Management Program, including the adequacy and completeness of the process for identifying and assessing Accounting and Auditing Matters facing the Company, and monitor management’s compliance with that program.

32.Review the adequacy and effectiveness of Accounting and Auditing Matters under the Whistleblower Policy and Fraud Risk Assessment Management Program and oversee management’s corrective programs and measures to address any deficiencies identified therein.

Cyber Security & Information Technology

33.Receive and review reports from management on (i) the Company’s cyber security, data privacy and information technology infrastructure, policies and programs, and (ii) management’s progress on implementing any major information technology system or program changes, together with any material changes.

34.Oversee the sufficiency and quality of resources for the management of significant cyber security, data privacy and information technology related risks and measures taken to protect the security and integrity of the Company’s management information systems and its customer and supplier data.

35.Review (i) management’s preparedness for crisis response and communications plan with respect to cyber security, data privacy and information technology events, breaches, incidents or matters and (ii) actual incidents, breaches or investigations related to cyber security, data privacy and information technology.

Risk Management

36.Meet with the head of the Company’s Enterprise Risk Management function not less than once annually to discuss the risks assigned to the Committee and the adequacy and completeness of management’s programs and processes for identifying, assessing and managing such risks.

General

Policies

37.The Committee is responsible for reviewing and approving, or reviewing and recommending to the Board for approval, the policies listed on Appendix “A”.

38.The committee is responsible for reviewing and recommending to the Governance & Regulatory Committee any proposed amendments to this Mandate.

Procedures
39.Number and Appointment of Members – The members of the Committee will be appointed by the Board annually and each member of the Committee will remain on the Committee until his or her successor is duly appointed or upon his or her earlier resignation or removal in accordance with this Mandate. The Committee will be composed of not less than three (3) Board members, each of whom shall be “independent” as defined in National Instrument 52-110- Audit Committees (as amended, revised or replaced from time to time, “NI 52 110”), subject to the exceptions of NI 52-110.

40.Financial Literacy – Each member must be “financially literate” within the meaning of the applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including NI 52 110. At least one member will otherwise qualify as an “audit committee financial expert” as defined by applicable rules of the United States Securities and Exchange Commission.

41.Cross-Appointment – No member may serve on the audit committee of more than two other public companies, unless the Board has determined that such simultaneous service would not impair the ability of the member to serve effectively on the Committee.

42.Removal, Replacement and Vacancy of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and will automatically cease to be a member of the Committee upon ceasing to be a director. The Board will fill any vacancy if the membership of the Committee is less than three (3) directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all of its powers if a quorum remains in office.

43.Committee Chair – Unless a Chair of the Committee is designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee. If the Committee Chair is not present at any meeting of the Committee, one of the other members of the Committee who is present will be chosen by the Committee to preside at the meeting. The Committee Chair will be responsible for carrying out the duties and responsibilities prescribed for Committee Chairs in the Company’s Position Description for Committee Chairs.

44.Meetings – The Committee will meet regularly and as often as it deems necessary to perform the duties and discharge its responsibilities as described herein in a timely manner, but not less than four (4) times a year. The Committee will maintain written minutes of its meetings, which will be filed with the Company’s corporate minute books.

45.Separate In Camera Meetings – The Committee will meet at each meeting of the Committee without management or non-independent directors present, unless otherwise determined by the Committee Chair.

46.Reliance – Absent actual knowledge to the contrary (which must be promptly reported to the Board), each member of the Committee will be entitled to rely on: (a) the integrity of those persons or organizations within and outside the Company from which it receives information; (b) the accuracy of the financial and other information provided to the Committee by such persons or organizations; and (c) representations made by management and the external auditors as to any information technology, internal audit and other permissible non-audit services provided by the external auditors to the Company.

Approved by the Board on February 14, 2023.